Exhibit 2.1

EXECUTION VERSION

Certain exhibits and schedules to this Stock Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  For a brief description of the contents of these omitted exhibits and schedules, refer to Omitted Exhibits and Schedules Disclosure List included as part of this Exhibit 2.1. The Company hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request to the U.S. Securities and Exchange Commission.

STOCK PURCHASE AGREEMENT

By and Among

ULTRALIFE CORPORATION,

as the Buyer

And

SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE,

as the Seller

And

CLAUDE LEONARD BENCKENSTEIN,

as the Shareholder

And

SOUTHWEST ELECTRONIC ENERGY CORPORATION,

as the Company

Dated May 1, 2019

TABLE OF CONTENTS

TABLE OF CONTENTS		II

STOCK PURCHASE AGREEMENT		1

Article I - Defined terms		1
1.1	Defined Terms Used in this Agreement	1

Article II - PURCHASE AND SALE OF SHARES		9
2.1	Purchase and Sale of the Purchased Shares	9
2.2	Closing	9
2.3	Payments at the Closing	9
2.4	Closing Deliveries	10
2.5	Closing Certificate	11
2.6	Post-Closing Adjustment	12
2.7	Escrow Amount	13

Article III - REPRESENTATIONS AND WARRANTIES OF the COMPANY		14
3.1	Organization and Company Power	14
3.2	Authorization and Non-Contravention	14
3.3	Shares	15
3.4	Subsidiaries	15
3.5	Financial Statements	16
3.6	Absence of Undisclosed Liabilities	16
3.7	Indebtedness	16
3.8	Absence of Certain Developments	17
3.9	Litigation	18
3.10	Tax Matters	19
3.11	Title to Properties	20
3.12	Intellectual Property	20
3.13	Certain Contracts and Arrangements	22
3.14	Governmental Approvals; Compliance with Laws	24
3.15	Insurance Coverage	24
3.16	Employee Matters; ERISA	25
3.17	Labor and Employment Matters	26
3.18	No Brokers or Finders	27
3.19	Transactions with Affiliates	27
3.20	Environmental Matters	28
3.21	Company Records	29
3.22	Suppliers	29
3.23	Assets; Solvency	29
3.24	Real Estate	30

Article IV - REPRESENTATIONS AND WARRANTIES OF THE Seller AND THE SHAREHOLDER		31
4.1	Authority and Non-Contravention	31
4.2	Shares	32
4.3	Legal Proceedings	32
4.4	Investment Banking; Brokerage Fees	32

Article V - REPRESENTATIONS AND WARRANTIES OF the Buyer		32
5.1	Organization and Power	32
5.2	Authority and Non-Contravention	33
5.3	Consents and Approvals	33
5.4	Litigation	33
5.5	Investment Banking; Brokerage Fees	34
5.6	Financing	34
5.7	Solvency	34
5.8	Investment Representation	34
5.9	Investigation, No Other Representation.	34

Article VI - Additional Agreements		35
6.1	Announcement; Confidentiality	35
6.2	Non-Competition and Non-Solicitation	35
6.3	Preservation of Books and Records	36
6.4	Tax Matters	36
6.5	Further Assurances	40
6.6	D&O Policy; Indemnification of Directors and Officers	40
6.7	Post Closing Deliverables.	40

Article VII - Indemnification		40
7.1	Representations, Warranties and Covenants	40
7.2	Survival Period	41
7.3	Indemnification Provisions for Buyer’s Benefit	41
7.4	Indemnification Provisions for the Seller’s Benefit; Limitations	42
7.5	Effect of Investigation	43
7.6	Matters Involving Third Parties	43
7.7	Direct Claims	44
7.8	Further Limitations and Qualifications	44
7.9	Limitation on Liability.	45

Article VIII - Employee Matters		46
8.1	Maintenance of Compensation and Benefits.	46
8.2	Severance.	46
8.3	No Third-Party Beneficiary.	46

Article IX - MISCELLANEOUS		47
9.1	Entire Agreement	47
9.2	No Third-Party Beneficiaries	47
9.3	Amendments, Waivers, Consents and Assignability	47

9.4	Notices and Demands	47
9.5	Severability	48
9.6	Counterparts	48
9.7	Headings; Interpretation	49
9.8	Exhibits and Schedules	49
9.9	Governing Law; Venue	49
9.10	Consent to Jurisdiction	49
9.11	Incorporation by Reference	50
9.12	Specific Performance	50
9.13	WAIVER OF JURY TRIAL	50

EXHIBITS AND SCHEDULES

EXHIBIT A Calculation of Working Capital

EXHIBIT B Escrow Agreement

EXHIBIT C  Form of General Release

EXHIBIT D  Form of Non-Competition Agreement

DISCLOSURE SCHEDULES

SCHEDULE 3.2	Authorization and Non-Contravention

SCHEDULE 3.3	Shares

SCHEDULE 3.4	Subsidiaries

SCHEDULE 3.5(a)	Financial Statements

SCHEDULE 3.6	Undisclosed Liabilities

SCHEDULE 3.7	Indebtedness

SCHEDULE 3.8	Absence of Certain Developments

SCHEDULE 3.9	Litigation

SCHEDULE 3.11	Title to Properties

SCHEDULE 3.12	Intellectual Property

SCHEDULE 3.13	Certain Contracts and Arrangements

SCHEDULE 3.14(a)	Governmental Approvals; Compliance with Laws

SCHEDULE 3.15	Insurance Coverage

SCHEDULE 3.16	Employee Matters; ERISA

SCHEDULE 3.17(b)	Labor and Employment Matters

SCHEDULE 3.17(d)	Labor and Employment Matters

SCHEDULE 3.19	Transaction with Affiliates

SCHEDULE 3.20(b)	Environmental Matters

SCHEDULE 3.20(d)	Environmental Matters

SCHEDULE 3.20(e)	Environmental Matters

SCHEDULE 3.22	Suppliers

SCHEDULE 3.23	Assets; Solvency

SCHEDULE 3.4(a)	Real Estate

SCHEDULE 4.1	Authority and Non-Contravention

SCHEDULE 4.2	Shares

SCHEDULE 6.7	Post-Closing Deliverables

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of May 1, 2019, by and among ULTRALIFE CORPORATION, a Delaware corporation (the “Buyer”), SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE, a Texas charitable trust (the “Seller”), CLAUDE LEONARD BENCKENSTEIN, an individual (the “Shareholder”), and SOUTHWEST ELECTRONIC ENERGY CORPORATION, a Texas corporation (the “Company” and, together with the Company, the Shareholder and the Buyer, the “Parties”).

WHEREAS, prior to March 28, 2019, the Shareholder owned 99% of the issued and outstanding equity interests (the “Shareholder Shares”) of the Company and the Seller owned the remaining 1% (which such equity interests are collectively referred to herein as the “Shares”);

WHEREAS, effective as of March 28, 2019, the Shareholder transferred the Shareholder Shares to the Seller;

WHEREAS, as of the date hereof, the Seller owns 100% of the Shares; and

WHEREAS, the Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, the Shares (the “Purchased Shares”), subject to the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I -  Defined terms

1.1      Defined Terms Used in this Agreement

As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Accounting Principles” means GAAP consistently applied using the same accounting principles, practices, procedures, policies, assumptions and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used in the preparation of the Historical Financials. For the avoidance of doubt, in event of a discrepancy between the Historical Financials and GAAP, GAAP will prevail.

“Affiliate” means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this definition, “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting equity interest, by contract or otherwise.

“Agreement” shall have the meaning ascribed in the Preamble.

“Balance Sheet Date” shall have the meaning ascribed in Section 3.5.

“Basket” shall have the meaning ascribed in Section 7.3

“Business” shall have the meaning ascribed in Section 6.2.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Houston, Texas are authorized or obligated to close.

“Buyer” shall have the meaning ascribed in the Preamble.

“Buyer Indemnified Parties” shall have the meaning ascribed in Section 7.3.

“Buyer Prepared Tax Returns” shall have the meaning ascribed in Section 6.4(a)(ii).

“Buyer Transaction Expenses” shall mean the fees, costs and expenses incurred by the Buyer in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

“Cash” shall mean the aggregate amount of the Company’s cash and cash equivalents plus, without duplication, security deposits and checks, wire transfers, ACH transactions and credit card payments in transit to the Company as of the measurement date therefor, and minus, without duplication, outstanding checks, wire transfers, ACH transactions and credit card payments in transit by the Company to the extent there has been a reduction in accounts payable in the calculation of Working Capital on account thereof.

“CERCLA” shall have the meaning ascribed in Section 3.20.

“Closing” shall have the meaning ascribed in Section 2.2.

“Closing Balance Sheet” shall have the meaning ascribed in Section 2.6.

“Closing Cash” shall mean the aggregate amount of Cash held by the Company, as of immediately prior to the Closing, and prior to giving effect to the transactions contemplated hereby, determined in accordance with the Accounting Principles.

“Closing Certificate” has the meaning ascribed in Section 2.5.

“Closing Date” shall have the meaning ascribed in Section 2.2.

“Closing Net Purchase Price” means an amount equal to the Purchase Price minus (i) the Estimated Indebtedness, the Estimated Company Transaction Expenses, the Estimated Working Capital Deficiency (if any) and the Escrow Amount plus (ii) the Estimated Working Capital Surplus (if any) and the Estimated Closing Cash (in each case of the foregoing clauses (i)-(ii), as set forth on the Closing Certificate delivered to the Buyer pursuant to Section 2.5).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning ascribed in the Preamble.

“Company Data” shall have the meaning ascribed in Section 3.12(c).

“Company Database” shall have the meaning ascribed in Section 3.12(c).

“Company Intellectual Property” shall have the meaning ascribed in Section 3.12(a).

“Company Transaction Expenses” shall mean all expenses of the Company or its directors, managers, officers, employees, direct and indirect partners, equity holders, agents, representatives, shareholders, or Affiliates, (other than the Buyer and its directors, managers, officers, employees, direct and indirect partners, equity holders, agents, representatives, shareholders, or pre-transaction Affiliates) incurred prior to the Closing in connection with the transactions contemplated by this Agreement and the other Transaction Documents that have not been paid as of the Closing, including without limitation (i) all fees and expenses of attorneys, accountants and other service providers payable by or on behalf of the Company, and (ii) the amount of stay bonuses, sales bonuses, transaction or similar bonuses, change of control payments, retention payments or other similar payments that are accelerated, accrue or become payable to, or in respect of any current or former employee, individual independent contractor or other service provider, officer or director of the Company or any other Person, in each case, pursuant to agreements or plans in place prior to the Closing Date in connection with the consummation of the transactions contemplated hereby and payable by the Company, including, in each case, the employer portion of any payroll, social security, unemployment or similar Taxes paid, payable or incurred by the Company in connection therewith.

“Competitive Business” shall mean any business that, directly or indirectly, competes with the Business.

“Confidential Data” shall have the meaning ascribed in Section 3.12(c).

“Continuing Employee” means each employee who is employed by the Company as of immediately prior to the Closing and whose employment continues with the Buyer or any of its Subsidiaries after the Closing.

“Current Assets” means accounts receivable, inventory, prepaid expenses, and the Permitted RML Asset but excluding (a) the portion of any prepaid expense of which the Buyer will not receive the benefit following the Closing, (b) deferred Tax assets, (c) Cash, and (d) receivables from any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared as of a fiscal year end.

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, but excluding (a) payables to any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates, (b) deferred Tax liabilities, (c) Company Transaction Expenses,  and (d) the current portion of any Indebtedness of the Company, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared as of a fiscal year end.

“De Minimis Claim” shall have the meaning set forth in Section 7.3.

“Disclosure Schedule” shall have the meaning ascribed in Article III.

“Dispute Period” has the meaning ascribed in Section 7.6(b).

“Employee Benefit Plan” shall have the meanings ascribed in Section 3.16.

“Encumbrances” shall mean any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” shall mean any legal claim, legal demand or Legal Proceeding arising under the Environmental Laws.

“Environmental Laws” shall mean any applicable law, and any order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs); CERCLA; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” shall mean any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” shall mean any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” shall have the meaning ascribed in Section 3.16.

“Escrow Agent” means KeyBank, a National Banking Association.

“Escrow Agreement” means the escrow agreement to be entered into as of the Closing Date, substantially in the form of Exhibit B attached hereto.

“Escrow Amount” means 4% of the Purchase Price.

“Estimated Closing Cash” shall mean the estimated Closing Cash as set forth in the Closing Certificate delivered to the Buyer pursuant to Section 2.5.

“Estimated Company Transaction Expenses” shall mean the estimated Company Transaction Expenses that are unpaid as of, or become payable after, the Closing, as set forth in the Closing Certificate delivered to the Buyer pursuant to Section 2.5.

“Estimated Indebtedness” shall mean the estimated Indebtedness of the Company as of immediately prior to the Closing, as set forth on the Closing Certificate delivered to the Buyer pursuant to Section 2.5.

“Estimated Working Capital Deficiency” shall mean the estimated Working Capital Deficiency of the Company as of immediately prior to the Closing (determined in accordance with Exhibit A attached hereto), as set forth on the Closing Certificate delivered to the Buyer pursuant to Section 2.5.

“Estimated Working Capital Surplus” shall mean the estimated Working Capital Surplus of the Company as of immediately prior to the Closing (determined in accordance with Exhibit A attached hereto), as set forth on the Closing Certificate delivered to the Buyer pursuant to Section 2.5.

“Final Closing Cash” shall have the meaning ascribed in Section 2.6(b).

“Final Company Transaction Expenses” shall have the meaning set forth in Section 2.6(b).

“Final Indebtedness” shall have the meaning ascribed in Section 2.6(b).

“Final Net Purchase Price” shall mean an amount equal to the Purchase Price minus (i) the Final Indebtedness, the Final Company Transaction Expenses and the Final Working Capital Deficiency (if any), plus (ii) the Final Working Capital Surplus (if any) and the Final Closing Cash.

“Final Working Capital Deficiency” shall have the meaning ascribed in Section 2.6(b).

“Final Working Capital Surplus” shall have the meaning ascribed in Section 2.6(b).

“Financial Statements” shall have the meaning ascribed in Section 3.5.

“Fundamental Representations of the Buyer” shall have the meaning ascribed in Section 7.2.

“Fundamental Representations of the Seller” shall have the meaning ascribed in Section 7.2.

“GAAP” shall have the meaning ascribed in Section 3.5.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Hazardous Material” means any substance or material meeting any one or more of the following criteria: (i) it is or contains a substance designated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law; (ii) it is toxic, explosive, corrosive, reactive, ignitable, infectious, radioactive, mutagenic, dangerous or otherwise hazardous; (iii) its presence at some quantity requires investigation, notification or remediation under any Environmental Law; or (iv) it is or contains, without limiting the foregoing clauses (i)-(iii), asbestos, polychlorinated biphenyls, petroleum hydrocarbons, petroleum derived substances or waste, crude oil or any fraction thereof, nuclear fuel or waste, natural gas or synthetic gas.

“Historical Financials shall have the meaning ascribed in Section 3.5.

“Indebtedness” shall mean with respect to any Person, without duplication: (i) any indebtedness for borrowed money (including credit card liabilities or obligations) or issued in substitution for or exchange of indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured, including principal, premium (if any) and accrued interest; (ii) any indebtedness or obligation evidenced by any bond, debenture, note, debt security, unfunded letter of credit or other similar instrument, including principal, premium (if any) and accrued interest; (iii) any obligations for earn-outs or other similar payments owed in connection with any acquisitions; (iv) any guaranty of any other Person for the obligations and indebtedness set forth in subsections (i) through (iii) herein; and (v) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing obligations computed as though payment is being made in respect thereof at the time of Closing. For the avoidance of doubt, “Indebtedness” shall expressly exclude any indebtedness related to equipment financing arrangements, including, but not limited to, capital leases, and credit card accounts in good standing.

“Indemnified Party” shall have the meaning ascribed in Section 7.6.

“Indemnifying Party” shall have the meaning ascribed in Section 7.6.

“Independent Accounting Firm” shall have the meaning ascribed in Section 2.6(a).

“Inventory” shall have the meaning set forth in Section 3.23(b).

“Item of Dispute” shall have the meaning ascribed in Section 2.6(a).

“Interim Financials” shall have the meaning ascribed in Section 3.5.

“Knowledge” shall have the meaning ascribed in Article III.

“Law” means any applicable (a) international, multinational, foreign, federal, state, local or municipal law, rule, statute, constitution, treaty, regulation, judgment, injunction, common law, order, directive, ordinance, code, decree, other requirements having the force of law, and any legally-binding requirements in a Permit or restriction of any Governmental Authority or (b) governmental order.

“Leases” shall have the meaning ascribed in Section 3.11.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing or formal inquiry or audit commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Loss” or “Losses” shall mean any losses, liabilities, costs, fines, penalties, interests, expenses (including the reasonable fees, costs and expenses of attorneys, accountants, consultants, experts, and other professionals) and damages.

“Material Adverse Effect” means any event, circumstance, change, occurrence or effect (collectively, “Events”) that, individually, has had a continuing material and adverse effect upon the assets, liabilities, financial condition or operating results of a Person and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed to constitute, and no adverse Event arising from or relating to the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) general  economic or political conditions, including such conditions related to the business thereof, (b) changes the law or in GAAP, (c) the taking of any action permitted by this Agreement and the other agreements contemplated hereby, (d) any “act of God,” including, but not limited to, weather, fires, natural disasters and earthquakes, or (e) changes resulting from the announcement of the execution of this Agreement or the transactions contemplated hereunder or the consummation of such transactions.

“Negative Adjustment Amount” shall have the meaning ascribed in Section 2.6(c).

“Notice” shall have the meaning ascribed in Section 7.6.

“Notice of Disagreement” shall have the meaning ascribed in Section 2.6(a).

“Owned Real Property” shall have the meaning ascribed in Section 3.24(a).

“Party” or “Parties” shall mean those entities or individuals identified in the first paragraph of the Preamble.

“Permits” shall have the meaning ascribed in Section 3.14.

“Permitted Encumbrances” means each of the following: (a) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations; (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, landlords’ and other similar Encumbrances which (1) purely arise due to statutory provisions, (2) arise in the ordinary course of business and (3) relate to charges that are not overdue, delinquent or disputed; (c) requirements and restrictions of zoning, building and other Laws, rules and regulations which do not arise as a result of a violation of Law; and (d) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, in each case which are scheduled on Schedule 3.24(a) below.

“Permitted RML Asset” shall mean an asset on the books of the Company in an amount equal to $140,186 representing a credit to the Company for pre-payments on termination fees due and owing to Royal Machine Leasing Co., Inc., a Texas corporation.

“Person” shall mean an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Personal Data” shall have the meaning ascribed in Section 3.12(c).

“Positive Adjustment Amount” shall have the meaning ascribed in Section 2.6(d).

“Pre-Closing Tax Period” shall mean any Tax period ending prior to the Closing Date and that portion of any Straddle Period ending on (and including) the day prior to the Closing Date.

“Privacy Commitments” shall have the meaning ascribed in Section 3.12(c).

“Privacy Laws” shall have the meaning ascribed in Section 3.12(c).

“Privacy Policy” shall have the meaning ascribed in Section 3.12(c).

“Process” or “Processing” shall have the meaning ascribed in Section 3.12(c).

“Purchase Price” shall have the meaning ascribed in Section 2.1.

“Purchased Shares” shall have the meaning ascribed in the Recitals.

“Regulatory Representations” shall have the meaning ascribed in Section 7.2.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Seller” shall have the meaning ascribed in the Preamble.

“Seller Indemnified Parties” shall have the meaning ascribed in Section 7.4.

“Seller Indemnifying Party” shall have the meaning ascribed in Section 7.3.

“Seller Prepared Tax Returns” shall have the meaning ascribed in Section 6.4(a)(i).

“Share Purchase” shall have the meaning ascribed in Section 2.1.

“Shares” shall have the meaning ascribed in the Recitals.

“Specified Employee” shall have the meaning ascribed in Section 6.2(a)(i).

“Straddle Period” shall mean any Tax period beginning before the Closing Date and ending on or after the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries. When used in this Agreement without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Suppliers” shall have the meaning ascribed in Section 3.22.

“Target Working Capital” shall mean $6,992,954, representing Working Capital at December 31, 2018, excluding Cash.

“Tax” or “Taxes” shall mean any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Authority” shall mean any Governmental Authority, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Contest” shall have the meaning ascribed in Section 6.4(b).

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement of any kind relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Tax Authority.

“Term” shall have the meaning ascribed in Section 6.2(a).

“Territory” shall have the meaning ascribed in Section 6.2.

“Third-Party Claim” shall have the meaning ascribed in Section 7.6

“Transaction” shall have the meaning ascribed in Section 2.1.

“Transaction Documents” shall mean this Agreement, the Escrow Agreement, the Non-Competition Agreement, and the General Release.

“Transfer Taxes” shall have the meaning ascribed in Section 6.4(e).

“Working Capital” means as of immediately prior to Closing, the Current Assets of the Company minus the Current Liabilities of the Company

“Working Capital Deficiency” means the amount, if any, by which the difference between the Target Working Capital and the Working Capital exceeds $10,000.

“Working Capital Surplus” means the amount, if any, by which the difference between the Working Capital and the Target Working Capital exceeds $10,000.

Article II -  PURCHASE AND SALE OF SHARES

2.1      Purchase and Sale of the Purchased Shares

At the Closing, on the terms and subject to the conditions set forth in this Agreement, the Seller shall sell the Shares and the Buyer shall purchase the Seller’s right, title and interest in and to such Shares, free and clear of all liens and voting restrictions (other than transfer restrictions imposed by applicable securities Laws and those put in place by the Buyer at Closing) (the “Share Purchase”), in exchange for an aggregate cash payment of $25,000,000 (the “Purchase Price”), as further adjusted pursuant to Article II (collectively, the “Transaction”).

2.2      Closing

The Transaction shall occur at a closing (the “Closing”) to take place at: (i) the offices of Lippes Mathias Wexler Friedman LLP, 50 Fountain Plaza, Buffalo, New York 14203 at 10:00 am, Buffalo time, with an effective time of 12:01 am, Buffalo time, on the date hereof; (ii) the offices of Norton Rose Fulbright, 1301 McKinney St. Suite 5100, Houston, Texas, 77010, with an effective time of 12:01 am, Houston time, on the date hereof; or (iii) at such other time or such other place as the Parties hereto may mutually determine, including remotely via the exchange of documents and signatures (the “Closing Date”).

2.3      Payments at the Closing

At the Closing:

(a)     the Buyer shall deliver or shall cause to be delivered to the Seller, in accordance with Section 2.1, by wire transfer of immediately available funds to a bank account designated in writing by the Seller the Closing Net Purchase Price;

(b)     the Buyer shall cause to be paid to each holder of Indebtedness of the Company from which the Buyer shall have received a payoff letter in accordance with second to the last sentence of this Section 2.3, the amount of Indebtedness to be repaid as of the Closing Date pursuant to such payoff letter;

(c)      the Buyer shall cause to be paid the Company Transaction Expenses for which the Buyer shall have received an invoice in accordance with the second to last sentence of this Section 2.3, the amount to be paid at the Closing pursuant to such invoices; and

(d)      the Buyer shall deposit the Escrow Amount by wire transfer of immediately available funds into an escrow account to be established pursuant to the Escrow Agreement, to satisfy (or partially satisfy) the Seller Indemnifying Parties’ payment obligations under Article VII; and

(e)      the Buyer shall cause to be paid at the Buyer’s sole cost (and not as a portion of the Purchase Price) the Buyer Transaction Expenses to the appropriate party to which such payments are due.

In order to facilitate the payments pursuant to Section 2.3(b) and Section 2.3(c), the Company shall, no later than one Business Day prior to the Closing Date, deliver to the Buyer (x) fully executed payoff letters, each on terms and in a form reasonably satisfactory to the Buyer, from each holder of Indebtedness of the Company or any of its Subsidiaries that is to be repaid on the Closing Date pursuant to Section 2.3(b) and shall have made arrangements reasonably satisfactory to the Buyer for such holders of such Indebtedness to deliver all related lien releases to the Buyer as soon as practicable after the Closing and (y) invoices for each of the Company Transaction Expenses that is to be paid at Closing. For the avoidance of doubt, Indebtedness related to equipment financing arrangements will remain outstanding and will not be paid off at Closing.

2.4      Closing Deliveries

(a)      At the Closing, the Seller shall deliver, or shall cause to be delivered, the following to the Buyer:

(i)    a certificate signed by an officer of the Company and the Seller, certifying as to the resolutions of the Board of Directors (or comparable governing body) of the Company and the Seller approving this Agreement and the transactions contemplated hereby;

(ii)     certificates issued by the Secretary of State of the State of Texas and such states in which the Company is qualified as a foreign business entity, certifying that the Company is in active status or good standing in their respective states;

(iii)    resignations, effective as of the Closing, from each Person who serves as a director or officer (or comparable position) of the Company or any of its subsidiaries as of immediately prior to the Closing;

(iv)     an executed IRS Form W-9 from the Seller;

(v)      a consent to change of control from INFOR;

(vi)     the escrow agreement in the form attached as Exhibit B (the “Escrow Agreement”) executed by the Seller;

(vii)    a general release in the form attached as Exhibit C (the “General Release”) executed by the Seller and the Shareholder;

(viii)   a non-competition agreement in the form attached as Exhibit D (the “Non-Competition Agreement”) executed by the Seller and the Shareholder.;

(ix)     an executed payment direction letter; and

(x)     evidence in a form satisfactory to the Buyer that all of the assets owned by Royal Marine Leasing,  Co., Inc., a Texas corporation, which are used in the operation of the Business of the Company have been transferred to the Company free of any Encumbrances.

(b)      At the Closing, the Buyer shall deliver, or cause to be delivered, the following to the Shareholder and the Seller:

(i)      a certificate signed by an officer of the Buyer, certifying as to the resolutions of the Board of Directors of the Buyer approving this Agreement and the transactions contemplated hereby;

(ii)      the Escrow Agreement, executed by the Buyer and Escrow Agent;

(iii)     the General Release, executed by the Buyer;

(iv)      the Non-Competition Agreement, executed by the Buyer; and

(v)       certificates issued by the Secretary of State of the State of Delaware, certifying that the Buyer is in active status or good standing in Delaware.

(c)      At the Closing, the following shall occur:

(i)      the Buyer shall purchase the Purchased Shares by paying, or causing to be paid, to the Seller the Closing Net Purchase Price by wire transfer to bank accounts designated by the Seller prior to the Closing;

(ii)      the Seller shall assign, and effective at Closing hereby does assign, the Purchased Shares owned by the Seller to the Buyer, and the books and records of Company shall be updated to reflect such transfer;

(iii)     the Company and the Seller shall deliver to the Buyer such other supporting documents and certificates as the Buyer may reasonably request; and

(iv)      the Buyer shall deliver, or cause to be delivered, the Escrow Amount to the Escrow Agent.

2.5      Closing Certificate

The Seller and the Buyer have agreed upon a written statement, duly certified by the Chief Executive Officer of the Company (the “Closing Certificate”): (a) certifying as to the Company’s and the Seller’s determination of (i) the Estimated Company Transaction Expenses, (ii) the Estimated Working Capital Deficiency, if any, (iii) the Estimated Working Capital Surplus, if any, (iv) the Estimated Indebtedness, (v) the Estimated Closing Cash, and (v) the Closing Net Purchase Price, in each case as of immediately prior to the Closing and, if applicable, in accordance with Exhibit A and the Accounting Principles, provided that in the event of a conflict between Exhibit A and the Accounting Principles, Exhibit A shall prevail; (b) accurately setting forth (to the extent practicable as of such date) the Closing Net Purchase Price; and (c) confirming that the Closing Certificate was properly prepared in good faith and in accordance with Exhibit A and the Accounting Principles, provided that in the event of a conflict between Exhibit A and the Accounting Principles, Exhibit A shall prevail. Concurrently with delivery of the Closing Certificate, the Company shall also deliver to the Buyer, in such detail as is reasonably acceptable to the Buyer, all reasonable information on which the calculations reflected in the Closing Certificate are based.

2.6      Post-Closing Adjustment

(a)      Promptly, but in any event within 60 days after the Closing Date, the Buyer shall (X) prepare and deliver to the Seller a balance sheet of the Company (the “Closing Balance Sheet”) (prepared in accordance with Exhibit A and the Accounting Principles, provided that in the event of a conflict between Exhibit A and the Accounting Principles, Exhibit A shall prevail), which will reflect in reasonable detail the Buyer’s determination of (i) the unpaid Company Transaction Expenses (which shall be included as a liability of the Company on the Closing Balance Sheet)), (ii) the Working Capital Deficiency, if any, (iii) the Working Capital Surplus, if any, (iv) the Indebtedness of the Company, and (v) the Closing Cash, in each case as of immediately prior to the Closing, and (Y) deliver to the Seller the Closing Balance Sheet, together with a certificate of the Buyer executed on its behalf by its Chief Financial Officer confirming that the Closing Balance Sheet was properly prepared in good faith and in accordance with Exhibit A and the Accounting Principles, provided that in the event of a conflict between Exhibit A and the Accounting Principles, Exhibit A shall prevail. For the avoidance of doubt, the provisions of Exhibit A shall be interpreted so as to avoid double counting (whether positive or negative), of any item to be included in the Closing Balance Sheet, including Working Capital, Company Transaction Expenses, Closing Cash and Indebtedness.

(b)     If the Seller in good faith disagrees with the Buyer’s determination of the Company Transaction Expenses, Working Capital Deficiency, Working Capital Surplus, Indebtedness and/or Closing Cash in each case as reflected on the Closing Balance Sheet, the Seller may, within 30 days after receipt of the Closing Balance Sheet, deliver a written notice (the “Notice of Disagreement”) to the Buyer setting forth each item of dispute (each an “Item of Dispute”), the reasonable basis for such dispute and the Seller’s calculation of such Item of Dispute. If the Buyer does not receive a Notice of Disagreement within 30 days after delivery by the Buyer of the Closing Balance Sheet, the Closing Balance Sheet shall be conclusive and binding upon each of the Parties. If the Buyer receives a Notice of Disagreement from the Seller within 30 days after delivery by the Buyer of the Closing Balance Sheet, the Buyer and the Seller shall attempt in good faith to resolve each Item of Dispute, and, if any Item of Dispute is so resolved, the Closing Balance Sheet shall be modified to the extent necessary to reflect such resolution. During the period between the Buyer’s delivery of the Closing Balance Sheet pursuant to Section 2.6(a) and the final determination of the same pursuant to Section 2.6(b), the Buyer shall provide the Seller and its representatives with reasonable access to the books, records, personnel and representatives of the Company, and such other information related to the Company as the Seller or its representatives may reasonably request, so as to enable the Seller and its representatives to analyze the Closing Balance Sheet and the underlying calculations and documents related thereto. If any Item of Dispute remains unresolved as of the 30th day after timely delivery by the Seller of the Notice of Disagreement, the Buyer and the Seller shall jointly retain an impartial, nationally recognized firm of independent certified public accountants agreeable to both the Buyer and Seller (the “Independent Accounting Firm”) to resolve such remaining disagreement, it being understood that any item not included as an Item of Dispute on the Notice of Disagreement shall be conclusive and binding upon each of the Parties as set forth on the Closing Balance Sheet. The Buyer and the Seller shall request that the Independent Accounting Firm render a determination as to each unresolved Item of Dispute as soon as practicable after its retention and in no event greater than 30 days after the engagement of the Independent Accounting Firm, and each of the Buyer, the Seller and each of their respective agents and representatives shall cooperate with the Independent Accounting Firm, and shall provide the Independent Accounting Firm with reasonable access to their respective books, records, personnel and representatives and such other information as the Independent Accounting Firm may reasonably request, so as to enable it to make such determination as quickly and accurately as practicable. The Independent Accounting Firm shall consider only those Items of Dispute and amounts related thereto that were set forth in the Closing Balance Sheet and the Notice of Disagreement and that remain unresolved by the Buyer and the Seller, and in resolving any Item of Dispute, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either Party nor less than the smallest value for such item claimed by either Party. The Independent Accounting Firm’s determination(s) shall be based upon the definitions of Company Transaction Expenses, Working Capital Deficiency, Working Capital Surplus, Indebtedness and Closing Cash (as applicable) included herein and in accordance with Exhibit A and the Accounting Principles (provided that in the event of a conflict between Exhibit A and the Accounting Principles, Exhibit A shall prevail). The Independent Accounting Firm’s determination of each Item of Dispute submitted to it shall be in writing, shall conform with this Section 2.6 and, absent manifest error, shall be conclusive and binding upon each of the Parties, and the Closing Balance Sheet shall be modified to the extent necessary to reflect such determination(s). The Independent Accounting Firm shall allocate its fees, costs and expenses between the Buyer on the one hand, and the Seller on the other hand, based upon the percentage which the portion of the contested amount not awarded to each such Person bears to the amount actually contested by such Person. The Company Transaction Expenses, Working Capital Deficiency, Working Capital Surplus, Indebtedness and Closing Cash, in each case as of immediately prior to the Closing and as finally determined pursuant to this Section 2.6, are referred to herein as the “Final Company Transaction Expenses,” “Final Working Capital Deficiency,” “Final Working Capital Surplus,” “Final Indebtedness,” and “Final Closing Cash,” respectively.

(c)      Negative Adjustment. If the Closing Net Purchase Price exceeds the Final Net Purchase Price (such excess amount, the “Negative Adjustment Amount”), then the Seller and/or the Shareholder shall promptly (but in any event within five Business Days following the final determination of the Final Net Purchase Price) pay an amount equal to such insufficiency to the Buyer.

(d)      Positive Adjustment. If the Final Net Purchase Price exceeds the Closing Net Purchase Price (such excess amount, the “Positive Adjustment Amount”), then the Buyer and/or the Company shall promptly (but in any event within two Business Days following the final determination of Final Net Purchase Price) pay the Positive Adjustment Amount to the Seller.

Any payments made to any Party pursuant to Section 2.6 shall be treated as an adjustment of the Purchase Price for all Tax purposes to the greatest extent permitted by law and shall be reported as such by the Parties on their Tax Returns.

2.7      Escrow Amount

(a)      At the Closing, the Buyer and the Seller shall enter into the Escrow Agreement with the Escrow Agent. Subject to the terms and conditions of this Agreement, at the Closing, the Buyer shall pay a portion of the Purchase Price in an amount equal to the Escrow Amount to the Escrow Agent for deposit in the escrow account in accordance with the Escrow Agreement.

(b)      Each of the Buyer and the Escrow Agent shall be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Person pursuant to this Agreement such amounts as the Buyer and the Escrow Agent are required to deduct or withhold therefrom under the Code, or any Tax law, with respect to the making of such payment. To the extent that such amounts are so withheld by the Buyer or the Escrow Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid by the Buyer or the Escrow Agent.

Article III -  REPRESENTATIONS AND WARRANTIES OF the COMPANY

In order to induce the Buyer to enter into this Agreement and consummate the transactions contemplated hereby, the Company hereby represents and warrants to the Buyer that, except as and to the extent disclosed in a written Disclosure Schedule provided by the Company to the Buyer dated as of the Closing, as reviewed and accepted by the Buyer (the “Disclosure Schedule”), the statements contained in this Article III are true and correct as of the Closing. The Disclosure Schedule attached to this Agreement (a) shall be arranged in sections corresponding to the applicable sections of this Agreement, and (b) shall not be construed as indicating that any matter disclosed therein is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material to the Company. References to the “Knowledge” of the Company or the Seller are deemed to mean the actual knowledge of the Shareholder, Paula White, Leon Adams, Bill Kvinta, Richard Draut, and Pamela Daniel after making reasonable inquiry into the subject matter in question. For the avoidance of doubt, to the extent that a representation or warranty refers to a prior time period, all references to the “Company” as used in such representation or warranty shall include the Company as in existence during that time period, including prior names and corporate and limited liability company or entity forms.

3.1      Organization and Company Power

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite corporate power and authority to own its properties, to carry on its business as presently conducted, to enter into and perform this Agreement and the Transaction Documents to which it is a Party and to carry out the transactions contemplated hereby and thereby. The Company is duly licensed or qualified to do business as a foreign business entity in each jurisdiction wherein the character of its property, or the nature of the activities presently conducted by it, makes such qualification necessary. The Company is not in violation of any term or provision of its organizational documents, each as in effect as of this date.

3.2      Authorization and Non-Contravention

(a)      The Transaction Documents to which the Company is a party (when executed by the Company and the other parties thereto) are valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws, from time to time in effect, which affect enforcement of creditors’ rights generally. The execution, delivery and performance of the Transaction Documents to which the Company is a party and the sale and delivery of the Shares in accordance with this Agreement, have been duly authorized by all necessary corporate or other action of the Company.

(b)     Except as set forth on Schedule 3.2, the execution, delivery and performance of the Transaction Documents by the Company, including, without limitation, the sale and delivery of the Shares in accordance with this Agreement and the performance by the Company of any transactions contemplated by the Transaction Documents to which the Company is a party will not: (i) violate or result in a default (whether after the giving of notice, lapse of time or both) under any contract or obligation to which the Company is a party or by which it or its assets are bound, or any provision of the organizational document of the Company, or cause the creation of any Encumbrance upon any of the assets of the Company; (ii) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, any provision of any material law, regulation or rule, or any order of, or any restriction imposed by any court or other governmental agency applicable to the Company; (iii) require from the Company any notice to, declaration or filing with, or consent or approval of any Governmental Authority, other than pursuant to federal or state securities or blue sky laws, or other third party; or (iv) accelerate any obligation under, or give rise to a right of termination of, any material agreement, permit, license or authorization to which the Company is a party or by which it is bound.

3.3      Shares

There are 34,509.6 Shares of the Company issued and outstanding. Except as set forth on Schedule 3.3, all 34,509.6 Shares of the Company are held beneficially (for income tax purposes) and of record solely by the Seller.  Except as disclosed in Schedule 3.3 and in the Transaction Documents, there are no outstanding subscriptions, options, warrants, phantom rights, commitments, agreements, arrangements or commitments of any kind for or relating to the issuance, or sale of, or outstanding securities convertible into or exchangeable for, any shares of any class or other equity interests of the Company. Except as set forth in Schedule 3.3 or as expressly provided for in this Agreement, the Company does not have any obligation to purchase, redeem, or otherwise acquire any of its equity interests or any interests therein. All of the outstanding equity interests of the Company are duly authorized, validly issued, fully paid and nonassessable.  There are no preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution rights with respect to the issuance, sale or redemption of the Company’s equity interests, other than rights set forth herein. Other than the rights set forth in Schedule 3.3, there are no rights to have the Company’s equity interests registered for sale to the public pursuant to the laws of any jurisdiction, and, to the Knowledge of the Company, there are no agreements relating to the voting of the Company’s voting securities or restrictions on the transfer of the Company’s equity interests.

3.4      Subsidiaries

Except as set forth on Schedule 3.4, the Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association or other business entity. At the Closing all of the equity interests of the Subsidiaries will be held beneficially (including for income tax purposes) and of record solely by the Company. Except as disclosed in Schedule 3.4 and in the Transaction Documents, there are no outstanding subscriptions, options, warrants, phantom rights, commitments, agreements, arrangements or commitments of any kind for or relating to the issuance, or sale of, or outstanding securities convertible into or exchangeable for, any equity interests of any Subsidiary. Except as set forth in Schedule 3.4 or as expressly provided for in this Agreement, no Subsidiary has any obligation to purchase, redeem, or otherwise acquire any of its equity interests or any interests therein. All of the outstanding equity interests of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable. There are no preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution rights with respect to the issuance, sale or redemption of any Subsidiary’s equity interests, other than rights set forth herein. Other than the rights set forth in Schedule 3.4, there are no rights to have any Subsidiary’s equity interests registered for sale to the public pursuant to the laws of any jurisdiction, and, to the Knowledge of the Company, there are no agreements relating to the voting of any Subsidiary’s voting securities or restrictions on the transfer of any Subsidiary’s equity interests.

3.5      Financial Statements

(a)      The Company has delivered to the Buyer the following financial statements, copies of which are attached hereto as Schedule 3.5(a):

(i)     Consolidated reviewed financial statements consisting of the balance sheets of the Company as of March 31, 2018, 2017 and 2016 and the related statements of income and other comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, which are reviewed (the “Historical Financials”).

(ii)     Internally prepared consolidated financial statements consisting of the balance sheets of the Company as of March 31, 2019 and December 31, 2018 and the related statements of income for the three and 12 months, respectively, then ended (the “Interim Financials” and together with the Historical Financials, the “Financial Statements”).

(b)      Except as set forth on Schedule 3.5(a), the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financials, to normal and recurring year-end adjustments and the absence of notes. The Financial Statements fairly present, in all material respects in accordance with GAAP (except as provided above), the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated.

(c)      All of the accounts receivable of the Company are valid and collectable claims and subject to no known set off or counterclaim. Since March 31, 2019 (the “Balance Sheet Date”), the Company has collected its accounts receivable in the ordinary course of its business and in a manner which is consistent with past practices and has not accelerated any such collections. Except as disclosed in Schedule 3.5(c) and except for accounts receivable between the Company and any of its Subsidiaries, the Company does not have any accounts receivable or loans receivable from any Person which is affiliated with it or any of its directors, officers, members, managers, employees or equity holders.

3.6      Absence of Undisclosed Liabilities

Except as stated or adequately reserved against in the financial statements included in Schedule 3.5(a), incurred as a result of or arising out of the transactions contemplated under the Transaction Documents, or which have been incurred in the ordinary course of business since the Balance Sheet Date or are not, individually or in the aggregate, material in amount, the Company does not have any material liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, or known or unknown that is required by GAAP to be reflected on a consolidated balance sheet of the Company or disclosed in the notes thereto.

3.7     Indebtedness

Except for Indebtedness set forth on Schedule 3.7, the Company has no Indebtedness outstanding. The Company has not assumed, guaranteed, endorsed or otherwise become directly or contingently liable on or for any Indebtedness of any other Person. The Company is not in default with respect to any outstanding Indebtedness or any instrument relating thereto, nor is there any event which, with the passage of time or giving of notice, or both, would result in a default, and no such Indebtedness or any instrument or agreement relating thereto purports to limit the issuance of any securities by the Company or the operation of the Company’s business. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any outstanding Indebtedness of the Company have been furnished to the Buyer.

3.8      Absence of Certain Developments

Except as set forth on Schedule 3.8, since the Balance Sheet Date, the Company has conducted its business only in the ordinary course consistent with past practice in all material respects and except for general industry and economic conditions and transactions expressly contemplated by this Agreement, there has been:

(a)      no material change in the condition (financial or otherwise) of the Company or in the assets, liabilities or Business, taken as a whole;

(b)      no declaration, setting aside or payment of any non-cash dividend or other non-cash distribution with respect to, or any direct or indirect redemption or acquisition of, any of the equity interests of the Company;

(c)      no waiver of any material right of the Company or cancellation of any material debt or claim held by the Company;

(d)      no increase in the compensation paid or payable or employee benefits provided to any officer, employee or agent of the Company other than in the ordinary course of business;

(e)      no material loss, destruction or damage to any property of the Company, whether or not insured;

(f)      no entry into or agreement to enter into a collective bargaining agreement or similar labor contract, no labor dispute involving the Company and no material change in the personnel of the Company or the terms and conditions of their employment, other than in the ordinary course of business;

(g)      no adoption, amendment or modification of any Employee Benefit Plan, except as required by law or the terms of such Employee Benefit Plan, and no action to accelerate the vesting of, or payment of, any compensation or benefit under any Employee Benefit Plan or to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan;

(h)      no material acquisition or disposition or abandonment of any assets (or any contract or arrangement therefor) except in the ordinary course of business nor any other transaction by the Company otherwise than for fair value in the ordinary course of business, except for between entities than are within the Company;

(i)       no change in accounting methods or practices of the Company, except as required by applicable law or as disclosed in the notes to the Historical Financials;

(j)      no loss, or any material development that is reasonably expected by the Company to result in a loss, of any significant supplier, customer, distributor or account of the Company (other than the completion in the ordinary course of business of specific projects for customers);

(k)      no termination of any material contract or agreement to which the Company is a party or by which it is bound;

(l)      no Encumbrance placed on any of the properties of the Company other than Permitted Encumbrances or in the ordinary course of business for equipment leased, consistent with past practices;

(m)     no payment or discharge of a material lien or material liability of the Company, other than in the ordinary course of business consistent with past practices, purchase money liens and liens for taxes not yet due and payable;

(n)      no contingent liability incurred by the Company as guarantor or otherwise with respect to the obligations of others;

(o)      no obligation or liability incurred by the Company to any of its officers, directors, equity holders, or employees, or any loans or advances made by the Company to any of its officers, directors, equity holders, or employees, except normal compensation and expense allowances payable to officers or employees in the ordinary course of business;

(p)      no arrangements relating to any royalty or similar payment based on the revenues, profits or sales volume of the Company, whether as part of the terms of the Company’s capital stock or by any separate agreement;

(q)      no amendment to the Company’s organizational documents other than as expressly contemplated by this Agreement;

(r)      no settlement or compromise of any material claim, notice, audit report or assessment in respect of Taxes; no change in any annual Tax accounting period; no change of any method of Tax accounting; no entrance into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, in each case, the primary subject matter of which is Tax; no surrender of any right to claim a material Tax refund; nor consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment (excluding extensions pursuant to normal course extensions of time to file Tax Returns); and

(s)      no commitment (contingent or otherwise) to do any of the foregoing.

3.9      Litigation

Except as set forth on Schedule 3.9, there is no litigation or Legal Proceeding pending or, to the Company’s Knowledge, threatened, by or against the Company or affecting any of the Company’s properties or assets, or against any director, officer, key employee or equity holder of the Company in his or her capacity as such, nor, to the Company’s Knowledge, has there occurred any event nor does there exist any condition on the basis of which any litigation, proceeding or investigation might properly be instituted with any substantial chance of recovery. To the Company’s Knowledge, no event has occurred and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. Neither the Company nor any director, officer, key employee or equity holder of the Company in his or her capacity as such is a party to or in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other Governmental Authority. Schedule 3.9 includes a description of all litigation, claims or proceedings involving the Company or any of its officers, directors, equity holders or key employees in connection with the Business occurring, arising or existing during the two years prior to the Closing Date.

3.10     Tax Matters

(a)      The Company has duly and timely filed with the appropriate Tax Authorities all Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes due and owing by the Company (whether or not shown on any Tax Returns) have been paid. The Company is not currently the beneficiary of any extension of time to file any Tax Return (excluding extensions of time to file Tax Returns that are requested by the Company in the ordinary course).

(b)      The Company has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder of the Company or other Person.

(c)      No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed in writing by any Tax Authority, which remain outstanding. There are no pending audits or examinations being conducted by a Tax Authority relating to any Taxes of the Company. The Company (or any predecessor of the Company) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (excluding extensions as a result of normal course extensions of time to file Tax Returns), nor has any request been made in writing for any such extension or waiver, where the applicable statute of limitations remains outstanding.

(d)      No claim has ever been made in writing by a Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e)      There are no liens encumbering any of the assets of the Company for Taxes (other than statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and which is set forth on Schedule 3.10(e)).

(f)      The Company is not, and has never been, a party to or bound by any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or similar agreement in each case, excluding agreements entered into in the ordinary course of business the primary subject matter of which is not Taxes.

(g)      The Company has never been a member of an affiliated group filing a consolidated federal income Tax Return. The Company does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor.

(h)      The Company has not participated in a “reportable transaction,” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1).

(i)      The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending on or after the Closing Date as a result of any installment sale or open transaction occurring prior to the Closing Date, any accounting method change made prior to the Closing Date, or any prepaid amount received prior to the Closing Date.

(j)      The Company has not been a party in the last three (3) calendar years to any joint venture, partnership or other arrangement which is treated as a partnership for federal income Tax purposes.

(k)      The Company has been a validly electing and qualifying S-corporation within the meaning of Section 1361 and Section 1362 of the Code at all times since the effective date of its election and shall continue to be a valid S-corporation up to the day prior to the Closing Date.

(l)       All state and federal income Tax Returns of the Company and any Subsidiary have been provided to the Buyer prior to the date hereof for the taxable periods ended within the last three calendar years, and, to the Knowledge of the Company, all such state and federal income Tax Returns of the Company are correct and complete in all material respects.

(m)      The representations and warranties set forth in this Section 3.10 and the Tax related representations and warranties in Section 3.16 are the sole and exclusive representations and warranties in this Agreement related to Tax matters.

3.11      Title to Properties

Schedule 3.11 lists all personal property with a value of at least $25,000.00 necessary to the conduct of in the Company’s business and all personal property leased to the Company by Royal Marine Leasing Co., Inc. which is necessary to conduct the Company’s business. All leases relating to leased real property, including the identification of the lessor thereunder, are identified on Schedule 3.11 (the “Leases”) and true and complete copies thereof have been delivered to the Buyer. Except as set forth on Schedule 3.11, assuming good title in the lessor, the Company has a valid and enforceable leasehold interest in all of its leased real property, free and clear of all Encumbrances other than Permitted Encumbrances or as set forth in the applicable Lease. The Company has good title to or a valid and enforceable leasehold interest in all material personal property used in or necessary to the Business and the same is in good condition and repair in all material respects (ordinary wear and tear excepted). The Company is not in material violation of any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of its leased properties, or any restrictive covenant or deed restriction applicable thereto, nor has the Company received written notice of any violation with which it has not complied in all material respects. The Company has not received any notice of condemnation or taking of any of its leased properties. With respect to each of the Leases: (i) such Lease has been duly authorized and executed by the Company and, assuming good title of the applicable landlord, is in full force and effect; (ii) the Company is not in material default under such Lease, nor, to the Company’s Knowledge, has any event occurred which would reasonably be expected to give rise to such a default by the Company; (iii) to the Company’s Knowledge, no lessor is in material default under such Lease and such lease is the only agreement in effect under which the lessor has leased the premises described therein; (iv) there is no outstanding material dispute between the lessor and the Company under any Lease; and (v) the rent and other sums due and payable to the lessor under such Lease are current in all material respects.

3.12      Intellectual Property

Schedule 3.12 lists all patents, patent applications, trademarks, trademark applications, trade names, service marks, service names, domain names, custom software, copyrights, and applications therefor owned by the Company or used by the Company in the Business (other than intellectual property used by the Company which comes as a result of a shrink-wrap software license) (collectively, the “Company Intellectual Property”).  Other than as described on Schedule 3.12, the Company owns all of the Company Intellectual Property, the Company Intellectual Property is not subject to the payment of any continuing fees, royalties, or other compensation in consideration to any third party, and was developed, created, and designed by employees of the Company acting within the scope of their employment or by consultants or contractors who have assigned all of their right, title, and interest in and to such Company Intellectual Property to the Company.  Upon the consummation of the transactions contemplated hereby, the Company will continue to own and have the right to use the Company Intellectual Property. No claims have been asserted in writing and no claims are pending or, to the Company’s Knowledge, threatened by any Person, as to the use of any such Company Intellectual Property or challenging or questioning the validity or effectiveness of any state or federal registration of the Company Intellectual Property.  Other than as described on Schedule 3.12, the Company’ use of the Company Intellectual Property and continued use of the Company Intellectual Property following the Closing in the same manner as heretofore used by the Company, does not and will not, to the Company’s Knowledge, infringe the rights of any Person. The Company’s operation of its Business prior to closing, to the Company’s Knowledge, has not infringed on the intellectual property of any other Person.

(b)      Privacy Commitments.

(i)      No material breach or violation of any security policy of the Company has occurred or, to the Company’s Knowledge, is threatened. To the Company’s Knowledge, there has been no unauthorized or illegal use of or access to any of the data or information in any Company Database. Since December 31, 2013, the Company has complied in all material respects with all applicable laws, rules, and regulations, privacy rights of third parties, contractual obligations and Privacy Policies pertaining to privacy and Personal Data, and the collection, use storage, registration and transfer thereof (collectively, “Privacy Commitments”). Since December 31, 2013, the Company has also complied in all material respects with all privacy policies of third parties with which the Company is obligated to comply. The execution, delivery and performance of this Agreement complies with all Privacy Commitments applicable to the Company.

(ii)      The Company has at all times since December 31, 2013 made all material disclosures to third persons required by applicable Privacy Laws and none of such disclosures made or contained in any Privacy Policy or in any such materials has been inaccurate, misleading, or deceptive or in violation of any applicable laws, rules or regulations in any material respects. No action is pending and, to the Company’s Knowledge, no Person has threatened to commence any action against the Company concerning any claim that the Company has violated any law, rule or regulation in connection with or relating to the Company Databases or Personal Data.

(c)      For purposes of this Agreement,

(i)      “Company Data” means all data collected, generated, or received by or on behalf of the Company in connection with the services rendered by the Company including Confidential Data, collected, held, or otherwise managed by or on behalf of the Company.

(ii)      “Company Database” mean the distinct electronic or other databases containing (in whole or in part) Personal Data maintained by or for the Company.

(iii)     “Confidential Data” means information, including Personal Data, in whatever form that the Company are obligated, by law or contract, to protect from unauthorized access, use, disclosure, modification or destruction together with any data owned or licensed by the Company that is not intentionally shared with the general public or that is classified by the Company with a designation that precludes sharing with the general public.

(iv)    “Personal Data” means any data or information relating to an identified or identifiable natural person; an “identifiable person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, names, ages, addresses, telephone numbers, email addresses, social security numbers, passport numbers, alien registration numbers, medical history, employment history, and/or account information; and shall also mean “personal information,” “personal health information,” and “personal financial information” each as defined by applicable laws relating to the collection, use, sharing, storage, and/or disclosure of information about an identifiable individual.

(v)      “Privacy Laws” means each applicable law, rule and regulation applicable to the protection or Processing or both of Personal Data including without limitation: (A) to the extent applicable, the European Union Data Protection Directive and all implementing regulations, the Children’s Online Privacy Protection Act (COPPA), the Computer Fraud and Abuse Act (CFAA), Fair Credit Reporting Act (FCRA), Gramm-Leach- Bliley Act (GLBA), Dodd-Frank Wall Street Reform and Consumer Protection Act, and the Telephone Consumer Protection Act (TCPA).

(vi)      “Privacy Policy” means a policy of the Company (or a third party that supplies Personal Data to the Company where the Company is obligated by law or contract to apply the terms of such policy of such third party data supplier) made available in connection with the collection of information provided by or on behalf of individuals that is labeled as a “Privacy Policy,” is reached on a website by a link that includes the label “Privacy” or that is a written policy or disclosure that describes how information provided by or on behalf of individuals will be held, used, processed or disclosed.

(vii)      “Process” or “Processing” means, with respect to Company Data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Company Data.

3.13      Certain Contracts and Arrangements

Except as set forth in the Transaction Documents or in Schedule 3.13 (true and correct copies of which have previously been provided to the Buyer), the Company is not a party or subject to or bound by:

(a)      any contract, lease or agreement involving a potential commitment or payment by the Company in excess of $25,000 annually which is not cancelable by Company without penalty on less than 30 days’ notice;

(b)      any contract containing covenants directly or explicitly limiting in any material respect the freedom of the Company to compete in any line of business or with any Person;

(c)      any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for borrowing or any pledge or security arrangement;

(d)      any employment, consulting or other service agreements with present or former officers, members, managers, directors, employees, consultants, equity holders of the Company or any other service provider of the Company that includes any change of control payments severance, termination, or retention obligations or similar accounts payable by the Company or its Affiliates in connection with the transactions contemplated by this Agreement;

(e)      any redemption or purchase agreements or other agreements affecting or relating to the equity interests of the Company, including, without limitation, any agreement with any equity holder of the Company which includes anti-dilution rights, registration rights, voting arrangements, operating covenants or similar provisions;

(f)      any collective bargaining agreement;

(g)      any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any contract or agreement involving fixed price or fixed volume arrangements;

(h)      any joint venture, franchise, partnership, manufacturer, development or agreement;

(i)      any supply agreement pursuant to which the Company is required to supply materials in excess of $25,000 annually which is not cancelable by Company without penalty on less than 30 days’ notice;

(j)      any acquisition, merger or similar agreement;

(k)      any contract with any Governmental Authority;

(l)      any contract providing for indemnification of any Person by the Company (excluding customer and vendor contracts including indemnification provisions entered into in the ordinary course of business);

(m)      any material contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the other Transaction Documents to which the Company is a party;

(n)      any contract entered into in connection with any settlement or other resolution of any action pursuant to which the Company has any ongoing payment obligation; or

(o)      any other material contract not executed in the ordinary course of business.

All contracts, agreements, leases and instruments set forth on Schedule 3.13 are valid and are in full force and effect and constitute legal, valid and binding obligations of the Company and, to the Knowledge of the Company the other parties, and are enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws, from time to time in effect, which affect enforcement of creditors’ rights generally. Except as set forth on Schedule 3.13, there has not been any written notice or, to the Company’s Knowledge, oral notice or threat to terminate any material contracts, agreements, leases or instruments. Neither the Company nor, to the Company’s Knowledge, any other party to such contract is in material default in complying with any provisions of any such contract, agreement, lease or instrument, and, to the Company’s Knowledge, no condition or event or fact exists which, with notice, lapse of time or both, would constitute a material default thereunder.

3.14      Governmental Approvals; Compliance with Laws

(a)      The Company is in compliance in all material respects with all applicable laws and regulations. The Company has all of the material permits, licenses, orders, franchises and other rights and privileges of all federal, state, local or foreign Governmental Authority or regulatory bodies necessary for the Company to conduct its business as presently conducted (“Permits”). All such Permits are in full force and effect in all material respects, and no suspension or cancellation of any of them is threatened, and none of such Permits will be affected by the consummation of the transactions contemplated by the Transaction Documents. Except as set forth on Schedule 3.14(a), the operation of the Business as currently conducted is not, and has not, in default or violation of, nor is the Company in default or violation under, any Permit, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any terms, condition or provision of any Permit. Except as set forth on Schedule 3.14(a), the Company has not entered into or been subject to any judgment, consent decree, compliance order or administrative order with respect to any Permit or any material aspect of the business, affairs, properties or assets of the Company or received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim from any regulatory agency with respect to any Permit or any material aspect of the business, affairs, properties or assets of the Company.

(b)      Neither the Company, nor any director, officer, agent, employee or other Person acting on behalf of the Company (in their capacity as director, officer, agent, or employee), has at any time during the last six years: (i) used any corporate funds of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the business, or failed to disclose fully any such contribution in violation of applicable laws; (ii) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, which is in any manner illegal under any law of the United States or any other country having jurisdiction; (iii) made any unlawful payment or given any other unlawful consideration to any customer, agent, distributor or supplier of the Company or any director, officer, agent, or employee of such customer or supplier; (iv) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or other similar applicable laws; or (v) engaged in any business with any Person with whom, or in any country in which, it is prohibited for a United States Person to engage under law or under applicable United States sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

3.15      Insurance Coverage

Schedule 3.15 hereto contains an accurate summary of the (i) all insurance policies currently in effect that insure the physical properties, business, operations and assets of the Company, (ii) a detailed description of all material claims of the Company that are currently pending or that have been made with an insurance carrier since January 1, 2016, and (iii) a detailed description of any self-insurance, co-insurance or retention arrangement by or affecting the Company, including any reserves established thereunder. Each policy set forth in Schedule 3.15 is valid and binding and in full force and effect and will continue in full force and effect following the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity)) and there is no claim pending under any such policies as to which coverage has been denied or disputed. No written notice of cancellation or termination has been received by the Company within the preceding five years with respect to any policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

3.16      Employee Matters; ERISA

(a)      Schedule 3.16(a) contains a complete and accurate list of each plan, program, policy, contract, agreement or arrangement relating to retirement, employment, consulting, compensation, bonus, incentive, equity or equity-based compensation, change in control, severance, termination, retention, deferred compensation, profit-sharing, vacation or sick pay, medical, retiree medical, paid time off, fringe-benefits, and any other “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any other agreement, plan, policy or program pertaining to compensation or benefits, whether or not reduced to writing, that is in effect and covering or otherwise providing compensation or benefits to or for the benefit of one or more employees, former employees, or current or former directors or other service providers of the Company, or the beneficiaries or dependents of any such Persons (hereinafter collectively referred to as the “Employee Benefit Plans” and individually as an “Employee Benefit Plan”).

(b)      The Company has heretofore delivered or made available to the Buyer true and correct copies of each Employee Benefit Plan that has been reduced to writing, and with respect to each such Employee Benefit Plan true, and correct copies of, where applicable, (i) the most recently filed or circulated annual report and summary plan descriptions, if any (and any summary of material modifications thereof), (ii) the most recently received IRS determination letters, if any (iii) for the three most recently filed years, the Form 5500 and attached schedules, (iv) each trust, insurance, annuity or other funding contract related thereto and (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

(c)      Each Employee Benefit Plan is funded, maintained and administered in material compliance with the terms of such Employee Benefit Plan and all applicable Laws (including ERISA, the Code and the regulations promulgated thereunder).

(d)      With respect to each Employee Benefit Plan:

(i)       There are no actions pending (other than routine claims for benefits) or, to the Company’s Knowledge, threatened against such Employee Benefit Plan, the Company, or against any fiduciary of such Employee Benefit Plan;

(ii)       Full payment has been timely made, or otherwise properly accrued on the books and records of the Company, of all amounts that the Company is required, under the terms of the Employee Benefit Plans or applicable Law, to have paid as contributions to such Employee Benefit Plans on or prior to the date hereof (excluding any amounts not yet due);

(iii)     Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws and related guidance to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter within the remedial amendment period, and, in each case, nothing has occurred that would reasonably be expected to affect such qualification;

(iv)      Neither the Company, nor to the Company’s Knowledge, any other Person, has taken any action, or failed to take any action, which action or failure could subject the Company, or any of its employees, to any material liability for breach of any fiduciary duty, or for any prohibited transaction (as defined in Section 4975 of the Code), with respect to or in connection with such Employee Benefit Plan;

(v)       No Employee Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Employee Benefit Plan is subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code and the Company has not sponsored, maintained, contributed to, been required to maintain or contribute to or has had any actual or contingent liability with respect to any multiemployer plan or other benefit plan subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code or any plan that is otherwise a defined benefit pension plan; and

(vi)      The Company is not required to provide any benefits for any Person upon or following retirement or termination of employment except pursuant to Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(e)      Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Employee Benefit Plan. There is no agreement, plan or other arrangement to which the Company or any of the Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

(f)      Except as set forth on Schedule 3.16, there are no: (i) bonus, golden parachute, retirement, retention, change of control, termination, severance, unemployment compensation, or other compensation or benefit or enhanced benefit arrangements with respect to any current or former director, employee or consultant or other service provider of the Company, (ii) material increases in compensation or benefits otherwise payable under any Employee Benefit Plan, (iii) entitlements of any employee of the Company to any job security or similar benefit or enhanced benefits, (iv) acceleration of the time of payment or vesting of any compensation or benefits otherwise payable under any Employee Benefit Plan, or termination of such Employee Benefit Plan other than at the sole and unfettered discretion of the Company, (v) funding of any compensation or benefits, (vi) breach or violation of or default under or any limit on the Company’s right to amend, modify or terminate any Employee Benefit Plan or (vii) payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), in each case, resulting from the execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement or the consummation of any of the transactions contemplated in this Agreement or the other Transaction Documents (alone or in conjunction with any other event, including any termination of employment on or following the Closing).

3.17      Labor and Employment Matters

(a)     (i) The Company has not ever been a party to or bound by any collective bargaining agreement or other labor contract and no such contract is being negotiated; (ii) no labor organization or group of employees has filed any representation petition or made any written demand to the Company for recognition; (iii) to the Company’s Knowledge no organizing or decertification efforts are underway or threatened by any labor organization or group of employees with respect to the Company’s employees; (iv) no labor strike, work stoppage, slowdown or other material labor dispute has occurred or been threatened in the past three years, and none is underway or threatened; and (v) there is no employment-related charge (including, but not limited to, an unfair labor practice charge), complaint, grievance, investigation, inquiry or obligation of any kind, currently pending or, to the Company’s Knowledge, threatened, in any forum, relating to an alleged violation or breach by the Company (or any of their respective officers or directors) of any law or contract.

(b)      Except as set forth on Schedule 3.17(b), there are no actions, or other Legal Proceedings against the Company pending, or, to the Company’s Knowledge, threatened in writing to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee or other service provider of the Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours, misclassification or any other employment related matter arising under applicable laws.

(c)      The Company is in compliance in all material respects with all laws relating to the employment of labor, including all such laws relating to wages, hours, WARN and any similar state or local “mass layoff” or “plant closing” laws, collective bargaining, discrimination, retaliation, civil rights, veterans’ rights, safety and health, immigration laws, proper classification of employees as exempt and non-exempt and of individuals as employees and independent contractors, employment laws, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax. There has been no “mass layoff” or “plant closing” (as defined by WARN or applicable state laws) with respect to the Company within the six (6) months prior to Closing.

(d)      Except as set forth on Schedule 3.17(d), to the Company’s Knowledge, none of the officers or other key employees of the Company presently intends to terminate his or her employment.

(e)      The Company is in compliance in all material respects with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, layoffs, immigration compliance and the payment and withholding of social security and other Taxes. The Company has properly classified all individuals providing services to it as employees or non-employees for all relevant purposes.

(f)      The Company has: (i) complied, in all material respects with all immigration laws, statutes, rules, codes, orders and regulations, including, without limitation, the Immigration Reform and Control Act of 1986, as amended and the Immigration and Nationality Act, as amended, and all regulations promulgated thereunder (collectively, the “Immigration Laws”) and (ii) maintained all records required by the Department of Homeland Security (the “DHS”), including, without limitation, the completion and maintenance of the Form I-9 for each of employees of each of the Company. The Company has in its possession all Forms I-9 maintained for all current employees and all documentation, retained with such Forms I-9, in each case as required by applicable Law.

3.18      No Brokers or Finders

No Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company or its equity holders or Affiliates.

3.19      Transactions with Affiliates

Except as set forth on Schedule 3.19, and except for the Transaction Documents, no present officer, director or stockholder of the Company, nor any Affiliate of the Company, is currently a party to any transaction or contract with the Company, other than (i) payment of compensation for employment or reimbursement of expenses to employees consistent with past practice or as is required by law, and other matters incidental to employment with the Company, and (ii) contracts which will be terminated at or prior to the Closing without penalty.

3.20      Environmental Matters

(a)      The Company is currently and has been in material compliance with all Environmental Laws and has not, and none of the Company, the Seller, or the Shareholder has received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)      The Company has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Schedule 3.20(b)) necessary for the ownership, lease, operation or use of the business or assets of the Company and all such Environmental Permits are in full force and effect, and there is no condition, event or circumstance that would reasonably be anticipated to prevent or impede the ownership, lease, operation or use of the business or assets of the Company as currently carried out.

(c)      No real property currently or formerly owned, operated or leased by the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)      Except as set forth on Schedule 3.20(d), there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of the Company or any real property currently or formerly owned, operated or leased by the Company, and none of the Company, the Seller or the Shareholder has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in a material Environmental Claim against, or a material violation of Environmental Law or term of any Environmental Permit by, the Seller, the Shareholder or the Company.

(e)      Schedule 3.20(e) contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company, the Seller, or the Shareholder and any predecessors as to which the Company, the Seller, or the Shareholder may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and none of the Company, the Seller, or the Shareholder has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company or the Seller.

(f)      None of the Company, the Seller, or the Shareholder has retained or assumed, by contract or operation of law, any liabilities or obligations of third parties under Environmental Law.

(g)      The Seller and/or the Shareholder has provided or otherwise made available to the Buyer: (i) any and all material environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company or any currently or formerly owned, operated or leased real property which are in the possession or control of the Company, the Seller, or the Shareholder related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

(h)      There is no condition, event or circumstance concerning the release or regulation of Hazardous Materials that would reasonably be anticipated, after the Closing Date, to prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of the Company as currently carried out.

3.21      Company Records

The minute books of the Company accurately reflect in all material respects all corporate or other action taken by its equity holders and board of directors and committees. The copies of the minutes of the Company, as made available to the Buyer for review, are true and complete copies of the originals of such documents.

3.22      Suppliers

Schedule 3.22 sets forth a list of top 10 suppliers from whom the Company makes annual purchases exceeding $25,000 and the dollar amount of purchases from such suppliers for the calendar year ended December 31, 2018 or reasonably expected to exceed $25,000 for the fiscal year ended December 31, 2019 (the “Suppliers”). The Company’s relationships with the Suppliers are, to the Knowledge of the Company, good commercial working relationships, and, within the last 12 months, no Supplier has canceled, materially modified, or otherwise terminated its relationship with the Company, or materially decreased its services, supplies or materials to the Company.

3.23      Assets; Solvency

(a)      Except as set forth on Schedule 3.23(a), the assets owned by the Company, or to which the Company has access, include all rights and property necessary to enable the Company to conduct the business of the Company, as conducted on the date hereof, in all material respects after the Closing in substantially the same manner as it was conducted prior to the Closing. The Company owns (with good title) all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) that it purports to own, including all the properties and assets reflected as being owned by the Company in its financial books and records. Except with respect to liens associated with the Indebtedness set forth on Schedule 3.7, the Company has legal and beneficial ownership of such assets free and clear of all liens other than Permitted Encumbrances.

(b)      Except as set forth on Schedule 3.23(b), the inventory of the Company, wherever located, including the supplies inventory (collectively, the “Inventory”), is in all material respects in good, useable and/or salable condition and consists of items of a quality and quantity previously used and/or sold by the Company in the ordinary course of business determined and expensed consistent with the Company’s past practice and contains no significant amount of excess, dated or obsolete inventory except for Inventory that has been appropriately written off, written down to net realizable value or otherwise adequately reserved for in the Interim Financial Statements. The Company has no material liability arising out of any injury to individuals or property as a result of the ownership, possession, distribution, sale, use or consumption of any product formulated, designed, manufactured, delivered or sold, or services rendered by or on behalf of the Company, and, to the Knowledge of the Company, there are no facts and/or circumstances that could give rise to any such liability. The Company has no liability to replace or recall any Inventory or other damages in connection therewith, and, to the Knowledge of the Company, there are no facts and/or circumstances that could give rise to any such liability.

(c)      The Company has not: (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (iv) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (v) admitted its inability to pay its debts as they come due; or (vi) made an offer of settlement, extension or composition to its creditors generally.

3.24      Real Estate

(a)      The Company and/or its Subsidiaries owns and holds good and valid fee simple title to the property listed on Schedule 3.24(a) hereto (the “Owned Real Property”), together with all buildings, improvements and fixtures thereon and all appurtenances and rights thereto, free and clear of any Encumbrances other than the Permitted Encumbrances. The Owned Real Property represents all of the real property owned by the Company.

(b)      None of the Company, the Seller, the Shareholder, or any Subsidiary has received any written notice or formal communication that the whole or any part of the Owned Real Property any proceedings for condemnation, eminent domain or other taking by any Governmental Authority and to the Knowledge of the Company, no such condemnation or other takings is threatened.  None of the Company, the Seller, or the Shareholder has received any formal notice from any Governmental Authority concerning any actual or contemplated public improvements made or to be made by any Governmental Authority, the costs of which are or could become special assessments against or an Encumbrance upon the Owned Real Property and, to the Knowledge of the Company, no such public improvement is threatened.

(c)      Other than Permitted Encumbrances, there are no contract rights, leases, subleases, licenses or other contracts, written or oral, granting to any party the right of purchase, use or occupancy related to any portion of the Owned Real Property.

(d)     The Owned Real Property and the operation or maintenance thereof as operated and maintained by the Company prior to the Closing Date do not: (i) violate any existing zoning law or other existing administrative regulation (including, but not limited to, those relating to land use, building, fire, health and safety); or (ii) violate any existing restrictive covenant or any existing legal requirement.

(e)      The Owned Real Property is supplied with utilities adequate for the use and operation of the Business as conducted by the Company as of the date hereof; and such utilities, to the Knowledge of the Company, extend to the Owned Real Property through legal rights of way or validly created easements.

(f)      There are no adverse or other parties in possession of the Owned Real Property, or any part thereof, except the Company or a Subsidiary of the Company. No party has been granted any license, lease or other right relating to the use or possession of the Owned Real Property or any part thereof.

(g)      There is no option to purchase, right of first offer, right of first refusal or other provision granting any party any right to acquire the Owned Real Property or any portion thereof.

(h)      To the Knowledge of the Company, the Owned Real Property is not subject to any real property Tax increases or recapture of Taxes occasioned by retroactive revaluation, special assessments, changes in the land usage, or loss of any exemption or benefit status.

(i)      None of the Company, the Seller, the Shareholder, or any Subsidiary has entered into any contract or agreement affecting or impacting the Owned Real Property, which will bind the Buyer or the Owned Real Property on or after the Closing Date.

(j)      The buildings and other improvements on the Owned Real Property are usable in the ordinary course of business consistent with past practice, and conform to all applicable laws and regulations relating to their use and operation, excluding such minor failures to conform which, in the aggregate, have not had, and would not have, a Material Adverse Effect.

(k)      The Company has delivered to the Buyer a correct and complete copy of the most recent Abstractor’s Certificate related to the Owned Real Property.

(l)      The Company and or its Subsidiary, as applicable, has received all required Permits required in connection with its use of the Owned Real Property and all buildings, improvements and personal property thereon, except where a failure to obtain such Authorizations would not individually or in the aggregate have a Material Adverse Effect.

Article IV -  REPRESENTATIONS AND WARRANTIES OF THE Seller AND THE SHAREHOLDER

In order to induce the Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each of the Seller and the Shareholder, as applicable, hereby represent and warrant to the Buyer that, except as and to the extent disclosed in the Disclosure Schedule, the statements contained in this Article IV are complete and accurate as of the Closing.

4.1      Authority and Non-Contravention

Except as set forth on Schedule 4.1:

(a)      The Seller has full right, authority and power to enter into this Agreement, the Transaction Documents to which it is a party and all agreements, documents and instruments executed by the Seller pursuant hereto and to carry out the transactions contemplated hereby and thereby. This Agreement, the Transaction Documents to which the Seller is a party and all agreements, documents and instruments executed by the Seller pursuant hereto are valid and binding obligations of the Seller enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws, from time to time in effect, which affect enforcement of creditors’ rights generally.

(b)      The Shareholder has full right, authority and power to enter into this Agreement, the Transaction Documents to which he is a party and all agreements, documents and instruments executed by the Shareholder pursuant hereto and to carry out the transactions contemplated hereby and thereby. This Agreement, the Transaction Documents to which the Shareholder is a party and all agreements, documents and instruments executed by the Shareholder pursuant hereto are valid and binding obligations of the Shareholder enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws, from time to time in effect, which affect enforcement of creditors’ rights generally.

(c)      The execution, delivery and performance by the Seller of this Agreement, the Transaction Documents to which it is a party and all agreements, documents and instruments to be executed and delivered by the Seller pursuant hereto do not and will not: (a) violate or result in a violation of, or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material contract, agreement, obligation, permit, license or authorization to which the Seller is a Party or by which the Seller or its assets is bound; (b) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any material law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to the Seller; or (c) require from the Seller any notice to, declaration or filing with, or consent or approval of, any Governmental Authority or other third party (that has not already been obtained).

(d)      Except as set forth in Schedule 4.1, the execution, delivery and performance by the Shareholder of this Agreement, the Transaction Documents to which he is a Party and all agreements, documents and instruments to be executed and delivered by the Shareholder pursuant hereto do not and will not: (a) violate or result in a violation of, or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material contract, agreement, obligation, permit, license or authorization to which the Shareholder is a Party or by which the Shareholder or his assets are bound; (b) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to the Shareholder or (c) require from the Shareholder any notice to, declaration or filing with, or consent or approval of, any Governmental Authority or other third party (that has not already been obtained).

4.2      Shares

Except as set forth on Schedule 4.2, as of the date hereof, the Seller is the sole record and beneficial owner of the Shares.

4.3      Legal Proceedings

As of the date hereof, there are no Legal Proceedings pending, threatened by or, to the knowledge of the Seller, threatened against the Seller or any Affiliate of the Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.4      Investment Banking; Brokerage Fees

Neither the Seller nor the Shareholder has incurred or become liable for any investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation (exclusive of professional fees to lawyers and accountants) in connection with the transactions contemplated by this Agreement.

Article V -  REPRESENTATIONS AND WARRANTIES OF the Buyer

The Buyer hereby represents, warrants and covenants on behalf of itself only that, the statements contained in this Article V are complete and accurate as of the Closing:

5.1      Organization and Power

The Buyer is validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own, lease and operate its properties and assets, to carry on its business as now being conducted and to enter into and perform this Agreement and the Transaction Documents to which it is a Party and to carry out the transactions contemplated hereby and thereby.

5.2      Authority and Non-Contravention

The Buyer has full right, authority and power under its charter and by-laws, as applicable, to enter into this Agreement, the Transaction Documents and all agreements, documents and instruments executed by the Buyer pursuant hereto and to carry out the transactions contemplated hereby and thereby. This Agreement, the Transaction Documents and all agreements, documents and instruments executed by the Buyer pursuant hereto are valid and binding obligations of the Buyer enforceable in accordance with their respective terms. The execution, delivery and performance of this Agreement, the Transaction Documents and all agreements, documents and instruments executed by the Buyer pursuant hereto have been duly authorized by all necessary action under the Buyer’s charter or by-laws. The execution, delivery and performance by the Buyer of this Agreement, the Transaction Documents and all agreements, documents and instruments to be executed and delivered by the Buyer pursuant hereto do not and will not: (a) violate or result in a violation of, or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material contract, agreement, obligation, permit, license or authorization to which the Buyer is a Party or by which the Buyer or its assets are bound, or any provision of the Buyer’s organizational documents; (b) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to the Buyer; or (c) require from the Buyer any notice to, declaration or filing with, or consent or approval of, any Governmental Authority or other third party (that has not already been obtained).

5.3      Consents and Approvals

No consent, approval, waiver, exception, authorization, notice or filing is required to be obtained by the Buyer from, or to be given by the Buyer to, or be made by the Buyer with, any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement and the Transaction Documents to it is a party other than those the failure of which to obtain, give or make would not, individually or in the aggregate, materially delay or impair the Buyer’s ability to effect the Closing or to perform its obligations under this Agreement and the Transaction Documents.

No consent, approval, waiver, authorization, notice, exemption or filing is required to be obtained by the Buyer from, or to be given by the Buyer to, or made by the Buyer with, any Person which is not a Governmental Authority in connection with the execution, delivery and performance by the Buyer and their Affiliates of this Agreement and the Transaction Documents to which it is a party, except for those the failure to obtain, give or make would not, individually or in the aggregate, materially delay or impair the Buyer’s ability to effect the Closing or to perform its obligations under this Agreement and the Transaction Documents.

5.4      Litigation

There is no action pending or, to the knowledge of the Buyer, threatened against the Buyer that could reasonably be expected to adversely affect the Buyer’s performance under this Agreement or prevent or delay the Closing. The Buyer is not subject to any outstanding order that could adversely affect the Buyer’s performance under this Agreement.

5.5      Investment Banking; Brokerage Fees

The Buyer has not incurred or become liable for any investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation (exclusive of professional fees to lawyers and accountants) in connection with the transactions contemplated by this Agreement.

5.6      Financing

The Buyer has cash on hand and/or undrawn amounts available under credit facilities sufficient to satisfy all of their obligations hereunder.

5.7      Solvency

After giving effect to the Transaction, and assuming the truthfulness and accuracy of the Seller’s, the Shareholder’s and the Company’s representations and warranties in this Agreement and the full compliance by the Seller with all of their covenants in this Agreement, the Buyer will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond their ability to pay such debts as they mature, or (c) have liabilities in excess of the reasonable market value of their assets.

5.8      Investment Representation

The Buyer is acquiring the Shares for their own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. The Buyer is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. The Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Shares. The Buyer acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities Laws and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Shares are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

5.9      Investigation, No Other Representation.

The Buyer (on behalf of itself and its Affiliates) acknowledges and agrees that, except for such representations and warranties set forth in Articles III and IV and in the Transaction Documents, none of the Seller, the Shareholder, the Company or any of their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to the Buyer or any of its Affiliates. Without limiting the generality of the foregoing, the Buyer acknowledges that none of the Seller, except as provided in the Financial Statements, the Shareholder or the Company make any representation or warranty with respect to any projections, estimates or budgets delivered to or made available to the Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or the future business and operations of the Company.

Article VI -  Additional Agreements

6.1      Announcement; Confidentiality

(a)      None of the Company, the Seller, the Shareholder or the Buyer will issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the Seller and the Buyer (which consent will not be unreasonably withheld), except as may be required by applicable law, including, without limitation, any securities filings which are to be made by a Party. Notwithstanding anything in this Section 6.1 to the contrary, the Seller, the Shareholder, and the Buyer will, to the extent practicable, consult with each other before issuing, and provide each other a reasonable prior opportunity to review and comment upon, any such press release or other public statements with respect to this Agreement and the transactions contemplated hereby, whether or not required by applicable law.

(b)      Until the fifth anniversary of the Closing Date, the Seller and the Shareholder each respectively agrees that, without the prior written consent of the Buyer, (i) it shall, and shall cause each of its Affiliates to, keep confidential all confidential, non-public or proprietary information and materials regarding the Buyer, the Company and their respective Affiliates (except to the extent (a) disclosure of such information is required by applicable law, (b) such information becomes available to such Person after the Closing Date from a source (which is not known by such Person to have made the disclosure in violation of any confidentiality obligations), or (c) such information becomes publicly known except through the actions or inactions of any such Person in violation of this Section 6.1(b)), (ii) it shall take reasonable and appropriate steps (and cause each of its Affiliates to take reasonable and appropriate steps) to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft, in each case at the Buyer’s or the Company’ expense, and (iii) in the event such Person or any of its Affiliates is required by (or requested by a Governmental Authority with competent jurisdiction under) applicable law to disclose any such information, such Person shall, to the extent permitted by applicable law, promptly notify the Buyer in writing, which notification shall include the nature of the legal requirement or request and the extent of the required disclosure, and shall reasonably cooperate with the Buyer, at the Buyer’s sole cost and expense, to preserve the confidentiality of such information consistent with applicable law.

6.2      Non-Competition and Non-Solicitation

Each of the Shareholder and the Seller hereby understand, acknowledge and agree that: the Company is engaged in the operation of developing and supplying advanced battery solutions, including battery packs, battery chargers, and electro-magnetic assemblies (the “Business”); (ii) the Company is conducting the Business throughout North America (the “Territory”); (iii) the Seller, at the election of the Shareholder as a result of the transactions described in Section 6.2(iv) below, will receive significant consideration in connection with the closing of the transactions contemplated by this Agreement; (iv) prior to March 28, 2019, the Shareholder was the sole owner of the Company, and, at the Shareholder’s election, transferred all of his interests in the Company to Seller; (v) as a current and/or recent owner of the Company, each of the Seller and the Shareholder has obtained and will continue to obtain extensive and valuable knowledge, technical expertise, and confidential and proprietary information and data concerning the Business; and (vi) the Seller’s and the Shareholder’s respective entry into the agreements set forth in this Section 6.2 is essential to preserve the value of the Company, the Business, and the assets and properties being acquired by the Buyer in connection with the transactions contemplated by this Agreement.

(a)      During the period beginning on the date hereof and ending on the five year anniversary Closing Date (the “Term”) neither the Seller nor the Shareholder shall, anywhere in the Territory, for itself or himself, respectively, or through or on behalf of any other Person (other than the Company), whether as an officer, director, employee, seller, partner, consultant, advisor, creditor or otherwise, as applicable:

(i)      (A) engage in, participate in or acquire any financial or beneficial interest in (which, for the avoidance of doubt, will include employment with or engagement as an independent contractor for), any Competitive Business; provided, however, that nothing in this Section 6.2(a)(i)(A) shall prevent the Seller or the Shareholder from owning as a passive investment less than two percent of the issued and outstanding shares of the capital stock (or other equity ownership interests) of a publicly-held company, if the Seller or the Shareholder is not otherwise associated directly or indirectly with such company or any affiliate of such company; (B) encourage, induce, attempt to induce, solicit or attempt to solicit any individual who is an employee of the Company as of the date hereof, or becomes an employee of the Company at any time during the Term (each, a “Specified Employee”) to leave his or her employment with the Company (it being understood and agreed that the placement of general advertisements that are not targeted directly or indirectly towards a Specified Employee shall not be deemed to be a breach of this Section 6.2(a)(i)), or (C) hire or attempt to hire any Specified Employee; provided however, that nothing in this Section 6.2(a)(i) shall prohibit or prevent the Shareholder or the Seller or any Affiliate thereof from soliciting and/or employing Pamela Daniel; or

(ii)      encourage, induce, attempt to induce, solicit or attempt to solicit, any customer, distributor, vendor, marketer or sponsor of the Company to cease or materially negatively alter its customer, distributor, vendor, marketer or sponsor relationship with the Company, as the case may be, with respect to the Business.

6.3      Preservation of Books and Records

Each Party shall, and shall cause, as applicable, the Seller, the Buyer and the Company, in accordance with commercially reasonable retention policy practices, to preserve and keep the material records held by them relating to the business of the Company as applicable, for a period of seven years from the Closing Date and shall make such records and personnel available to a requesting Party (including the right to make copies thereof), at such requesting Party’s own cost and expense and to the extent not unreasonably burdensome to the Seller and the Company, as applicable, as may be reasonably required by the requesting Party in connection with any insurance claims by, Legal Proceedings (including with respect to the enforcement of this Agreement, including indemnity claims) or Tax audits against or investigations by any Governmental Authority of the Seller, the Buyer or the Company or any of their respective Affiliates with respect to their ownership of the Company, as applicable, or the transactions contemplated by this Agreement and the other Transaction Documents (including in connection with the final determination of the Closing Balance Sheet). Notwithstanding the foregoing, no Party will be obligated to provide a requesting Party with access to any books or records (including personnel files) where such access would (i) cause the loss of any attorney-client or other similar privilege; or (ii) contravene any applicable law, fiduciary duty or binding agreement.

6.4      Tax Matters

(a) Responsibility for Filing Tax Returns.

(i)      The Seller and the Shareholder shall prepare, or cause to be prepared all Tax Returns of the Company for Tax periods ending on or before the Closing Date that are due after the Closing Date (collectively, the “Seller Prepared Tax Returns”). Each Seller Prepared Tax Return shall be prepared consistent with the past practices of the Company, as applicable, except as required by applicable Law.  The Seller and/or the Shareholder shall provide a copy of such Seller Prepared Tax Return to the Buyer for review and comment at least 30 days (10 days in the case of a non-income Tax Return) prior to the due date for filing such Tax Returns, and Seller shall consider in good faith any reasonable comments provided by Buyer on the Seller Prepared Tax Return. The Seller, the Shareholder, and Buyer shall work in good faith to resolve any disputes with respect to any Seller Prepared Tax Returns. If the Parties are unable to resolve a dispute, then such dispute shall be submitted to the Independent Accounting Firm to resolve such dispute in a manner consistent with the procedures for resolving disputed items set forth in Section 2.6(b).  If a Seller Prepared Tax Return is required to be filed prior to the resolution of a dispute, the Seller Prepared Tax Return shall be filed as determined by Seller and the Shareholder and such Tax Return shall be promptly amended if and to the extent required to reflect the final resolution of the dispute.  The Seller and/or the Shareholder shall timely file all Seller Prepared Tax Returns.  The Seller and/or the Shareholder shall timely pay to the appropriate Tax Authority any Taxes shown as due on the Seller Prepared Tax Returns if and only to the extent that a liability for the amount of such Taxes was not included in Working Capital and such Taxes were not pre-paid by the Company prior to the Closing Date.  If and to the extent that a liability for a Tax reflected as due on and payable with a Seller Prepared Tax Return was included in Working Capital, the Company shall pay, and the Buyer shall cause the Company to pay, to the Seller the amount of such liability within two Business Days before payment of the Taxes (including estimated Taxes) is due to the applicable Tax Authority.  The Company shall, and the Buyer shall cause the Company to, promptly and timely execute a Seller Prepared Tax Return to the extent required by applicable Law.

(ii)      Buyer shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns of the Company for any Straddle Period (the “Buyer Prepared Tax Returns”). Each Buyer Prepared Tax Return shall be prepared consistent with the past practices of the Company, as applicable, except as required by applicable Law. Buyer shall provide a copy of such Buyer Prepared Tax Return to the Seller and the Shareholder for review and comment at least thirty (30) days (10 days in the case of a non-income Tax Return) prior to the due date for filing such Buyer Prepared Tax Returns, and Buyer shall consider in good faith any reasonable comments provided by Seller or the Shareholder on such Buyer Prepared Tax Return. The Seller, the Shareholder, and Buyer shall work in good faith to resolve any disputes with respect to any Buyer Prepared Tax Returns. If the Parties are unable to resolve a dispute, then such dispute shall be submitted to the Independent Accounting Firm to resolve such dispute in a manner consistent with the procedures for resolving disputed items set forth in Section 2.6(b). If a Buyer Prepared Tax Return is required to be filed prior to the resolution of a dispute, the Tax Return shall be filed as determined by the Buyer and it shall be promptly amended if and to the extent required to reflect the final resolution of the dispute. The Seller and/or the Shareholder shall pay to Buyer all Taxes due and payable with a Buyer Prepared Tax Return for a Straddle Period that are allocated to the Pre-Closing Tax Period in accordance with Section 6.4(c) within two (2) Business Days before payment of Taxes (including estimated Taxes) is due to the applicable Tax Authority if and only to the extent that a liability for such Taxes was not included in Working Capital and such Taxes were not pre-paid by the Company, the Seller and/or Shareholder prior to the Closing Date.

(b)      Cooperation on Tax Matters. Buyer, the Company, the Seller, and the Shareholder shall, and Buyer shall cause the Company to, reasonably cooperate, as and to the extent reasonably requested by any other Party, in connection with the preparation and filing of Tax Returns pursuant to this Agreement and any audit, litigation or other proceeding with respect to Taxes or Tax Returns of the Company for or that include a Pre-Closing Tax Period (a “Tax Contest”). Such cooperation will include the retention and (upon the other Party’s written request) the provision of records and information that is in the possession of such Party, which is reasonably relevant to any such Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Buyer, the Company, the Shareholder and the Seller agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, the Company or the Seller any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(c)      Tax Contests. If, subsequent to the Closing, Buyer or the Company receives notice of a Tax Contest relating to Taxes of the Company that relates to a Pre-Closing Tax Period, then within five days after receipt of such notice, Buyer shall notify the Seller and the Shareholder of such notice; provided, however, that any failure on the part of Buyer to so notify the Seller and/or the Shareholder shall not limit any of the obligations of the Seller or the Shareholder under Article VII (except to the extent such failure prejudices the defense of such Tax Contest). Seller shall have the right, but not the obligation, to control the conduct and resolution of any Tax Contest that relates to any taxable period that ends on or before the Closing Date, including any settlement or compromise thereof; provided, that if the Seller and the Shareholder exercise their right to control the Tax Contest Seller and the Shareholder shall keep the Buyer reasonably informed of all material developments on a timely basis and provided further that the Buyer will be entitled to participate in the defense of such claim if and only to the extent that the resolution of the Tax Contest would reasonably be expect to adversely impact the Taxes or Tax Returns of the Company for a Tax period beginning on or after the Closing Date, and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel will be borne solely by Buyer. If and only to the extent that a settlement of a Tax Contest controlled by Seller would reasonably be expected to subject the Buyer or the Company to a non-indemnified Tax, neither Seller nor the Shareholder shall settle such Tax Contest without the prior written consent of the Buyer (which consent not be unreasonably withheld, conditioned or delayed). Buyer shall have the right and obligation to control the conduct and resolution of any Tax Contest that relates to a Straddle Period or that is not controlled by the Seller, including any settlement or compromise thereof; provided, that Buyer shall keep the Seller and the Shareholder reasonably informed of all material developments on a timely basis provided further that the Seller and the Shareholder will be entitled to participate in the defense of such Tax Contest and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel will be borne solely by Seller or the Shareholder, as applicable. Neither Buyer nor the Company shall settle a Tax Contest that Buyer controls without the prior written consent of the Seller and the Shareholder (which consent not to be unreasonably withheld, conditioned or delayed if such settlement would impact the Seller or the Shareholder). To the extent any provisions in Section 7.6 are inconsistent with this Section 6.4(c) with respect to any Third-Party Claim that relates to Taxes, this Section 6.4(c) shall control.

(d)      Straddle Period Allocation. For purposes of Section 6.4(a)(ii) and Article VII, the portion of any Tax that relates to the portion of any Straddle Period ending on the day prior to the Closing Date shall be allocated to the Pre-Closing Tax Period as follows: (A) the amount of any Taxes for the Pre-Closing Tax Period that are (i) based on or measured by income or receipts, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, shall be determined based on an interim closing of the books as of the close of business on the day prior to the Closing Date; (B) the amount of all other Taxes that relate to the Pre-Closing Tax Period shall be deemed equal to the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the day prior to the Closing Date and the denominator of which is the number of days in the entire period. Taxes allocated to the Pre-Closing Tax Period shall be borne by the Seller and/or Shareholder to the extent set forth in this Agreement. The remainder of the Taxes for the Straddle Period that are not allocated to the Pre-Closing Tax Period shall be allocated to the portion of the Straddle Period beginning on the Closing Date and such Taxes shall be borne by Buyer.

(e)      Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes (including any penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”), if any, shall be borne by the Buyer. All necessary Tax Returns and other documentation with respect to all such Transfer Taxes shall be filed by the Party required to file such Tax Returns under applicable law (at the cost and expense of the Buyer) and such Party shall provide copies of such Tax Returns to the other Party and, if required by applicable law, the other Party will join in the execution of any such Tax Returns and other documentation.

(f)      Post-Closing Tax Matters.

(i)     For U.S. federal tax purposes (and state and local Tax purposes where applicable), Buyer, as the parent corporation, shall elect to file (i) a consolidated income Tax Return (IRS Form 1120 and applicable state and local Tax forms) with the Company, and (ii) a combined Texas franchise Tax report, in each case to be effective as of the Closing Date, and shall cause the Company, as a subsidiary corporation, to consent to such election as provided in the Code, Treasury Regulations and other applicable Law.

(ii)      The Parties agree that no election shall be made under Section 336(e) or Section 338(h)(10) of the Code in connection with the Transaction.

(iii)     Promptly upon receipt by the Company or Buyer, the Buyer shall pay to Seller any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of setoff or credit) of Taxes of the Company and any interest received thereon, attributable to any Pre-Closing Tax Period of the Company. The Parties agree to treat any payment made pursuant to this Section 6.4(f)(iii) as an adjustment to the Purchase Price for Tax purposes. Upon request by Seller or the Shareholder after the Closing Date, the Buyer shall cause the Company to use commercially reasonable efforts to obtain any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of setoff or credit) of Taxes of the Company and any applicable interest for any Pre-Closing Tax Period that would be payable to the Seller pursuant to this Section 6.4(f)(iii), including by filing amended Tax Returns.

(iv)     Following the Closing, unless the Seller and the Shareholder provides their prior written consent, the Buyer and the Company shall not (i) amend, refile or otherwise modify any Tax election or Tax Return of or related to the Company with respect to any Pre-Closing Tax Period, (ii) file a Tax Return of the Company for a Pre-Closing Tax Period in a jurisdiction where the Company has not previously filed a Tax Return, (iii) grant an extension of any applicable statute of limitations with respect to a Tax Return of the Company for a Pre-Closing Tax Period, or (iv) enter into any voluntary disclosure Tax program, agreement or arrangement with any Governmental Authority or Tax Authority that relates to the Taxes or Tax Returns of the Company for a Pre-Closing Tax Period.

(v)      For purposes of this Section 6.4, all references to the Buyer, the Seller, the Shareholder and the Company include their respective successors.

6.5      Further Assurances

From time to time after the date hereof, and without further consideration, the Parties shall execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take or arrange for such other actions as may be reasonably requested by the other Party to more effectively complete any of the transactions provided for in this Agreement or any document contemplated hereby.

6.6      D&O Policy; Indemnification of Directors and Officers

(a)      At the Closing, the Company shall purchase an extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage for the Company’s and its Subsidiaries’ directors, managers, members and officers in a form reasonably acceptable to the Company that shall provide such directors, managers, members and officers with coverage for six years following the Closing of not less than the existing coverage and have other terms not materially less favorable to, the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”).  The Company shall maintain the D&O Tail Policy in full force and effect, and continue to honor the obligations thereunder.  The cost of the D&O Tail Policy shall be paid by the Buyer.

(b)      For a period of six years after the Closing, the Buyer shall not, and shall not permit the Company to, amend, repeal or modify (in a manner adverse to the beneficiary thereof) any provision in the Company’s certificate of formation or By-laws relating to exculpation or indemnification of any officers or directors, it being the intent of the parties hereto that the officers and managers of the Company on the Closing Date shall continue to be entitled to such exculpation and indemnification to the full extent of the law.  In the event the Buyer, the Company or any of their respective successors or assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 6.6.

6.7      Post Closing Deliverables.

Within 45 days of the Closing, the Seller and/or Shareholder shall use reasonable best efforts to cause the following items to be delivered to the Buyer or Company: (a) updated title commitments and title insurance policies for the Owned Real Property; (b) a general release from each of John Benckenstein and George Leonard Benckenstein, in a form satisfactory to the Buyer in its reasonable discretion, releasing the Company, the Buyer, and their respective Affiliates from any claims held by such person against the Buyer, the Company, and their respective Affiliates with respect to ownership of the Shares; and (c) a consent to change of control from Baker Hughes in respect to the transactions contemplated herein; and (d) to the Company consents to assignment of the lease agreements set forth on Schedule 6.7.

Article VII -  Indemnification

7.1     Representations, Warranties and Covenants

All representations, warranties, covenants, and agreements of the Company, the Seller, the Shareholder and the Buyer made in this Agreement, all Transaction Documents executed and delivered in connection herewith, and all certificates delivered in connection therewith (a) shall be deemed to have been relied upon by the Party or Parties to whom they are made, and shall survive the Closing regardless of any investigation on the part of such Party or its representatives, and (b) shall bind the Parties’ successors and assigns (including, without limitation, any successor to the Company by way of acquisition, merger or otherwise), whether so expressed or not, and, except as otherwise provided in this Agreement, all such representations, warranties, covenants and agreements shall inure to the benefit of the Parties (subject to Section 7.2 below) and their respective successors and assigns and to their transferees of Shares, whether so expressed or not.

7.2      Survival Period

Other than with respect to the Fundamental Representations of the Seller and the Fundamental Representations of the Buyer, all of the representations and warranties of the Company, the Seller, the Shareholder and the Buyer contained in this Agreement shall survive the Closing and continue in full force and effect until the 12-month anniversary of the Closing Date, except that any written claim for breach thereof made in good faith with commercially reasonable specificity prior to such expiration date and delivered to the Party against whom indemnification is sought shall survive thereafter until finally resolved and, as to any such claim, such applicable expiration will not affect the rights to indemnification of the Party making such claim; provided, that (a) the representations and warranties made pursuant to Section 3.3 (Shares), Section 4.1 (Authority and Non-Contravention), and Section 4.2 (Shares) shall survive the Closing and continue indefinitely;  (ii) the Fundamental Representations of the Seller, other than Section 3.3 (Shares) and Section 4.2 (Shares), and the Fundamental Representations of the Buyer shall survive the Closing and continue in full force and effect until the 10 year anniversary of the Closing, and (b) Section 3.10 (Tax Matters) Section 3.16 (Employee Matters; ERISA) and Section 3.20 (Environmental) (collectively, the “Regulatory Representations”) shall survive until the date that is 60 calendar days after the expiration of the applicable statute of limitations. “Fundamental Representations of the Seller” shall mean the representations set forth in Section 3.1 (Organization and Company Power); Section 3.2(a) (Authorization); Section 3.3 (Shares); Section 3.4 (Subsidiaries); Section 3.18 (No Brokers or Finders); Section 4.1(a) (Authority); Section 4.2 (Shares); and Section 4.4 (Investment Banking; Brokerage Fees). “Fundamental Representations of the Buyer” shall mean the representations set forth in Section 5.1 (Organization and Power), Section 5.2 (Authority and Non-Contravention) Section 5.3 (Consents and Approvals) and Section 5.6 (Solvency). The covenants contained in this Agreement shall survive the Closing until they are otherwise terminated by their respective term.

7.3      Indemnification Provisions for Buyer’s Benefit

Provided that the Buyer makes a written claim for indemnification, describing with commercially reasonable specificity the facts and circumstances with respect to the subject matter of such claim within the applicable survival period set forth in Section 7.2, subject to the limitations set forth in this Article VII, the Seller and the Shareholder, jointly and severally, on their own behalf and on behalf of his successors, executors, administrators, estate, heirs and assigns (collectively, for the purposes of this Section 7.3, the “Seller Indemnifying Parties” and each, individually, a “Seller Indemnifying Party”) shall indemnify Buyer and Buyer’s directors, managers, officers, employees, Affiliates, equity holders, agents, representatives, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any Losses incurred by any of the Buyer Indemnified Parties arising out of, or by reason of:

(a)      any inaccuracy in or breach by the Company or the Seller of the Fundamental Representations and/or Section 3.10 (Tax Matters); provided, however, that the Seller Indemnifying Parties shall, jointly and severally, indemnify the Buyer Indemnified Parties from and against any Losses incurred by any of the Buyer Indemnified Parties arising out of or by reason of an inaccuracy in or breach by the Company or the Seller of Section 3.3, Section 4.1, or Section 4.2 without regard to any disclosure on the Schedules to this Agreement and without regard to disclosure number four on Schedule 3.9 to this Agreement;

(b)      any inaccuracy in or breach by the Seller or the Shareholder of any covenant made by the Seller or the Shareholder under this Agreement;

(c)      any (i) Taxes of the Company or predecessors with respect to any Pre-Closing Tax Period; (ii) Taxes for which the Company (or any predecessor) is held liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the day prior to the Closing Date; provided, however, that the Seller Indemnifying Parties shall have no liability under this Section 7.3(c) for any Taxes to the extent they were paid to the appropriate Tax Authority or to the Buyer pursuant to Section 6.4(a) or treated as Final Indebtedness or reserved in the Working Capital;

(d)     Any inaccuracy in or breach of any of the representations or warranties of the Company, the Seller, or the Shareholder (other than Fundamental Representations or Section 3.10 (Tax Matters)) contained in this Agreement or in any certificate, Transaction Document, instrument delivered by or on behalf of the Company, the Seller, or the Shareholder pursuant to this Agreement; and

(e)     Any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company, the Seller, or the Shareholder pursuant to this Agreement or any Transaction Document.

Notwithstanding the foregoing, for purposes of this Agreement, (i) other than in respect of Losses pursuant to Sections 7.3(a) through 7.3(c), no indemnification shall be due or payable by the Seller Indemnifying Parties and no claim will be made against them with respect to Losses, until such Losses (that are otherwise recoverable hereunder) exceed in the aggregate, 0.5% of the Purchase Price (the “Basket”), in which case, the Buyer Indemnified Parties shall be entitled to recover all Losses from the first dollar, subject to the limitations hereof. The aggregate amount of all Losses for which the Seller Indemnifying Parties shall be liable pursuant to Section 7.3(a) and Section 7.3(c) shall not exceed 50% of the Purchase Price. The aggregate amount of all Losses for which the Seller Indemnifying Parties shall be liable pursuant to Section 7.3(b), Section 7.3(d), and Section 7.3(e) shall not exceed 8% of the Purchase Price. Notwithstanding the forgoing, no Seller Indemnifying Party shall be liable to the Buyer Indemnified Party for any Losses arising under this Section 7.3 with respect to a claim, or series of related claims, if such claim, or series of related claims, arising out of the same or similar set of facts or circumstances results in a Loss in the amount of $10,000 or less (a “De Minimis Claim”), regardless of whether or not aggregate Losses have exceeded the Basket; nor shall the amount of any De Minimis Claim be taken into account in determining whether the Basket has been reached, provided that this sentence and the De Minimis Claim threshold shall not apply to any breach or inaccuracy of a Fundamental Representation or Section 3.10 (Tax Matters).

Notwithstanding anything provided in this Agreement to the contrary, no indemnification shall be payable by any Seller Indemnifying Party pursuant to this Section 7.3 with respect to any claim asserted by the Buyer Indemnified Party after the expiration of the survival period, if any, prescribed for such representation, warranty or covenant in Section 7.2.

7.4      Indemnification Provisions for the Seller’s Benefit; Limitations

(a)      Subject to the provisions of this Article VII, from and after Closing, the Buyer agrees to indemnify and hold each of the Seller, the Shareholder and its respective representatives, directors, managers, officers, employees, Affiliates, equity holders, agents, successors, heirs and assigns (the “Seller Indemnified Parties”) harmless from and against any Losses sustained or suffered by the Seller Indemnified Parties to the extent caused by or arising from a breach of, or inaccuracy in, any representation or warranty made by the Buyer, the common law fraud of the Buyer, or a failure to perform any covenant or agreement made by the Buyer herein.

(b)      Notwithstanding anything provided in this Agreement to the contrary, no indemnification shall be payable by the Buyer pursuant to Section 7.4(a) with respect to any claim asserted by a Seller Indemnified Party after the expiration of the survival period, if any, prescribed for such representation, warranty or covenant in Section 7.2. In no event shall the aggregate liability of the Buyer for indemnification payable under this Article VII exceed an amount equal to the Final Net Purchase Price (as finally determined in accordance with Article II).

7.5      Effect of Investigation

The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its representatives) or by reason of the fact that the Indemnified Party or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate; provided, however, except with respect to breaches of Section 3.3 and/or Section 4.2 of this Agreement, in the event that, as of the Closing Date, Philip Fain, Paul Underberg, and/or Kenneth Bird had actual knowledge of a specific breach of a representation or warranty or covenant of the Company, the Seller or the Shareholder, then the Buyer’s right to indemnification under Article VII shall not apply solely to the extent of the actual knowledge of the particular breach at issue.

7.6      Matters Involving Third Parties

(a)      If any third party notifies any Party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that gives rise to a claim for indemnification against another Party (the “Indemnifying Party”) under this Article VII, then the Indemnified Party shall promptly (and in any event within 15 Business Days after receiving notice of the Third-Party Claim) notify the Indemnifying Party thereof in writing (a “Notice”); provided, however, that failure to give such Notice shall not limit the right of an Indemnified Party to recover indemnity or reimbursement from any Indemnifying Party except to the extent that such Indemnifying Party suffers any material prejudice or material harm with respect to such claim as a result of such failure except and to the extent that the Indemnifying Party can demonstrate actual material loss or actual material prejudice (and in any event, solely to the extent of such loss or prejudice) as a result of such failure. For the avoidance of doubt, this Section 7.6 shall not apply with respect to any Tax Contests, which shall be governed solely by Section 6.4(c).

(b)      In the case of any Third-Party Claims for which indemnification is sought, the Indemnifying Party shall be entitled at its cost and expense to (i) conduct and control any proceedings or negotiations with such third party, (ii) perform and control or direct the performance of any required activities, (iii) take all other steps to settle or defend any such claim (provided that the Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the settlement includes a complete release of the Indemnified Party with respect to the claim and no additional obligation, restriction or Losses shall be imposed on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder) and (iv) employ counsel to contest any such claim or liability; provided, that the Indemnifying Party shall not have the right to assume control of such defense, if the claim for which the Indemnifying Party seeks to assume control: (w) seeks non-monetary relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages), (x) involves criminal allegations, (y) is one in which the Indemnifying Party is also a Party and for which joint representation would, in the reasonable opinion of the Indemnified Party’s or Indemnifying Party’s respective counsel, be inappropriate or, in the reasonable opinion of the Indemnified Party’s or Indemnifying Party’s respective counsel, there may be legal defenses available to the Indemnified Party that are materially different from or materially additional to those available to the Indemnifying Party or (z) involves a claim for which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend. The Indemnifying Party shall, within 30 days after delivery of the Notice to Indemnifying Party (or sooner, if the nature of the Third-Party Claim so requires) (the “Dispute Period”), notify the Indemnified Party of its intention as to the conduct and control of the defense of such claim, provided that the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether to defend any claim, the Indemnified Party shall take commercially reasonable steps to defend (but may not settle) such claim. If the Indemnifying Party shall decline to assume the defense of any such claim, or the Indemnifying Party shall fail to notify the Indemnified Party within the Dispute Period of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend against such claim (provided that the Indemnified Party shall not settle such claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed)) and the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer as a result of such Third-Party Claim to the extent subject to indemnification under this Article VII. If the Indemnifying Party assumes the defense of any Third-Party Claim in accordance with the provisions of this Section 7.6, then the Indemnifying Party shall be liable for the reasonable fees of one other counsel or any other reasonably incurred expenses with respect to the defense of such Third-Party Claim incurred by Indemnified Party following the assumption of such defense by Indemnifying Party.

7.7      Direct Claims

Any indemnification claim by an Indemnified Party which does not result from a Third-Party Claim shall be asserted by the Indemnified Party by giving the Indemnifying Party prompt written notice thereof. Such written notice shall summarize the basis for the indemnification claim based on the information reasonably available at that time to the Indemnified Party. The failure to give written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, unless, and then solely to the extent that, the rights of the Parties from whom indemnity is sought are materially prejudiced as a result of such failure; provided, however, that no such notice shall have any effect or be valid if it is given following the end of any applicable survival period provided for in Section 7.2. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such claim. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have accepted such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement and the Indemnifying Party shall promptly pay any amounts owed in accordance with the terms of this Agreement.

7.8      Further Limitations and Qualifications

(a)      Right to Recover. The Indemnified Parties shall attempt in good faith to promptly seek to recover or make a claim for insurance proceeds as a result of any matter giving rise to an indemnification claim of the Indemnified Parties against the Indemnifying Party, to the extent available therefor. The failure to promptly seek to recover or make a claim for insurance proceeds shall not, however, relieve the Indemnifying Party of its indemnification obligations, unless, and then solely to the extent that, the rights of the Parties from whom indemnity is sought are materially prejudiced or materially harmed as a result of such failure. In addition, the Indemnifying Party shall, to the extent of any indemnification payment made by it and to the extent consistent with any related indemnification agreement, insurance policy, or applicable law, be subrogated to all rights of the Indemnified Party against any third party in respect of the claim (or portion of such claim) to which the indemnification payment relates. If the Indemnified Party actually receives any insurance proceeds as a result of the matter giving rise to any indemnification claim of the Indemnified Party, the Indemnifying Party’s indemnification obligation with respect to such claim shall be reduced by the amount of any such insurance proceeds (net of any expenses incurred in collection thereof) actually received by the Indemnified Party. If the Indemnified Party actually receives any insurance proceeds with respect to any Loss after the Indemnifying Party has provided indemnification for such Loss to the Indemnified Party, then the Indemnified Party shall promptly turn over any such insurance proceeds (net of any expenses incurred in collection thereof) to the Indemnifying Party with respect to such Loss.

(b)      Exclusive Remedies. Subject to (and without limiting the effects of) the terms of Section 9.12, from and after Closing, except with respect to matters covered by Section 2.6, the remedies provided in this Article VII shall constitute the sole and exclusive remedies available to any Party hereto with respect to any claim relating to this Agreement or the transactions contemplated hereby and the facts and circumstances relating and pertaining hereto (whether any such claim shall be made in contract, breach of warranty, tort or otherwise), other than for common law fraud.

(c)      Duration of Claim. The indemnification obligations of the Indemnifying Party pursuant to this Agreement with respect to a specific claim for which indemnification is provided under this Agreement shall extend beyond the time period for indemnification set forth herein with respect to such specific claim until it has been fully discharged or resolved or settled so long as a written notice prepared in good faith with reasonable specificity (to the extent known at such time) shall have been given to the Indemnifying Party on or prior to the end of such time period.

(d)      Calculating Losses. For the purpose of determining the amount of losses arising from a breach of or inaccuracy in any representation or warranty of the Company, the Seller, or the Shareholder, any limitation or qualification as to materiality (or a similar concept) set forth in such representation or warranty shall be disregarded other than with respect to Sections 3.8, 3.12, 3.13, and 3.16.

(e)      Mitigation. Each Party shall each take all reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would reasonably be expected to, or does, give rise to Losses, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Losses.

(f)      No Duplication. Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. In this regard, there shall be no duplication of recovery under Article III and/or Article IV.

7.9       Limitation on Liability.

NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY OTHER AGREEMENT TO THE CONTRARY, EXCEPT WITH RESPECT TO THIRD PARTY CLAIMS, IN NO EVENT WILL ANY INDEMNIFYING PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, or amounts calculated as a multiple of earnings, profits, revenue, sales or other measure IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT OR THE TRANSACTION DOCUMENTS REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT, UNLESS SUCH DAMAGES WERE PROBABLe AND REASONABLY FORESEEABLE.

Article VIII -  Employee Matters

8.1      Maintenance of Compensation and Benefits.

For a period of 12 months following the Closing, the Buyer shall cause the Company to provide each Continuing Employee with (a) a base salary or wage rate and cash bonus opportunity that are no less favorable than the base salary or wage rate and cash bonus opportunity provided to such Continuing Employee by the Company immediately prior to the Closing and (b) employee benefits that are substantially comparable in the aggregate to the employee benefits provided by the Company to all such Continuing Employee immediately prior to the Closing and which are set forth on Schedule 3.16(a) hereto.  For purposes of determining eligibility to participate and vesting purposes (other than benefit accrual under a defined benefit pension plan), such Continuing Employee’s service with the Company prior to the Closing shall be treated as service with the Buyer and its Affiliates to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any analogous Employee Benefit Plan; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service.  With respect to any health and welfare plan maintained by the Buyer or its Affiliates in which any Continuing Employee is eligible to participate on or after the Closing, the Buyer shall, or shall cause its Affiliates to, (a) waive, or cause to be waived, preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents) and (b) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing.

8.2      Severance.

With respect to any Continuing Employee whose employment is terminated by the Buyer or any of its Affiliates during the 12-month period commencing on the Closing, the Buyer shall provide, or shall cause its Affiliates to provide such Continuing Employee with severance benefits equal to the severance benefits that would have been provided pursuant to the terms of any applicable Employee Benefit Plan to such Continuing Employee had such termination occurred immediately prior to the Closing.

8.3      No Third-Party Beneficiary.

The provisions of this Article VIII are solely for the benefit of the parties, and no Continuing Employee or former employee, nor any current or former director or consultant of the Company or any other individual shall be regarded for any purpose as a third party beneficiary of this Article VIII or have any cause of action or claim based on this Article VIII. In no event shall the terms of this Agreement be deemed to: (a) establish, amend, or modify any benefit plan; (b) alter or limit the ability of the Buyer or any of its Affiliates, as applicable, to amend, modify, or terminate any benefit plan; or (c) confer upon any employee, former employee, or any other individual any right to employment or continued employment or benefits or continued service with the Buyer or any of its Affiliates.

Article IX -  MISCELLANEOUS

9.1      Entire Agreement

This Agreement together with the Transaction Documents constitutes the full and entire understanding and agreement among the Parties hereto with respect to the subject matters hereof and thereof and any and all other written or oral agreements existing prior to are expressly superseded and canceled.

9.2      No Third-Party Beneficiaries

This Agreement is not intended to, and shall not, confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.3      Amendments, Waivers, Consents and Assignability

(a)      For the purposes of this Agreement and all agreements, documents and instruments executed pursuant hereto, except as otherwise specifically set forth herein or therein, no course of dealing between the Company, the Shareholder or the Seller on the one hand, and the Buyer on the other, and no delay on the part of any Party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof. Any term or provision hereof may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Buyer and the Seller.

(b)      The Buyer may assign its rights to an Affiliate controlled by Parent without obtaining the consent of the Seller or the Shareholder, but no such assignment will relieve the Buyer of its obligations under this Agreement. This Agreement may not otherwise be assigned by any Party without the prior written consent of each other Party. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the Parties hereto and their respective successors, heirs, executors, administrators and permitted assigns, and no others. Notwithstanding the foregoing and except as otherwise expressly provided, nothing in this Agreement is intended to give any Person not named herein the benefit of any legal or equitable right, remedy or claim under this Agreement, except as expressly provided herein.

9.4      Notices and Demands

Any notice or other communication required or permitted to be given to any Person hereunder shall be in writing and shall be given to such Person at such Person’s address set forth below, or such other address as such Person may hereafter specify by notice in writing to the other Persons. Any such notice or other communication shall be addressed as aforesaid and given by: (i) certified mail (registered mail), with first class postage prepaid, (ii) hand delivery, or (iii) reputable overnight express courier. Any notice or other communication will be deemed to have been duly given immediately when actually delivered or upon refusal of delivery:

To the Seller and Shareholder: With a copy (which shall not constitute notice) to:

Claude Leonard Benckenstein

PO Box 848

Stafford, Texas 77497-0848

Email: xxxxxxxxxxxxx

Norton Rose Fulbright US LLP

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010

Attn: William D. Davis II

E-mail: william.davisii@nortonrosefulbright.com

To the Company or the Buyer:	Ultralife Corporation 2000 Technology Parkway Newark, New York 14513 Attn: Philip Fain, Chief Financial Officer and Paul D. Underberg, General Counsel Email: paul.underberg@ulbi.com

With a copy (which shall not constitute notice) to:	Lippes Mathias Wexler Friedman LLP 50 Fountain Plaza, Suite 1700 Buffalo, New York 14203 Attn: Brian J. Bocketti Email: bbocketti@lippes.com

9.5      Severability

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the Parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the Parties. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

9.6      Counterparts

This Agreement may be executed in counterparts (including by facsimile or other means of electronic transmission, such as by electronic mail in “.pdf” form), all of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

9.7      Headings; Interpretation

The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of this Agreement: (a) the words “include,” “includes” and “including” will be deemed to be followed by the words “without limitation”; and (b) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references in this Agreement: (x) to Articles, Sections, Disclosure Schedule and Exhibits mean the Articles and Sections of, and Disclosure Schedule and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedule and Exhibits referred to in this Agreement will be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim in this Agreement.

9.8      Exhibits and Schedules

The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement.  The Disclosure Schedule is arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of Article III, Article IV and Article VI, as applicable.  The disclosure in any section or paragraph of the Disclosure Schedule qualifies other sections and paragraphs in this Agreement to the extent it is reasonably apparent from the face and terms of such disclosure that such disclosure is applicable to such other sections and paragraphs.  The Disclosure Schedule shall not be construed as indicating that any matter disclosed therein is required to be disclosed or that such information is material with respect to the Seller, the Shareholder or the Company, as applicable.  No reference in the Disclosure Schedule to any agreement or document shall be construed as an admission to any third party that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission to any third party that any such breach or violation exists or has already occurred.

9.9      Governing Law; Venue

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement must be brought in the courts of the State of Texas, County of Harris, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of Texas.

9.10      Consent to Jurisdiction

THIS SECTION SHALL APPLY EXCEPT WITH RESPECT TO WHICH A PARTY OTHERWISE SEEKS EQUITABLE REMEDIES PURSUANT TO SECTION 9.11 (SPECIFIC PERFORMANCE). EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE State AND FEDERAL COURTS LOCATED IN the state of TEXAS FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING IN the state of TEXAS WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS Section 9.9. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IN THE State AND FEDERAL COURTS LOCATED IN the state of TEXAS AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

9.11      Incorporation by Reference

The Disclosure Schedule and other schedules and exhibits hereto constitute integral parts of this Agreement and are hereby incorporated by reference herein.

9.12      Specific Performance

The Parties agree that irreparable damage may occur and that the Parties hereto would not have any adequate remedy at law in the event of any breach or threatened breach of any covenant, obligation or other provision of this Agreement. It is accordingly agreed that the Parties hereto may be entitled to (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach, without proof of actual damages (and each Party hereto hereby waives any requirement for the securing or posting of any bond or other security in connection therewith), such remedies being in addition to any other remedy to which the Parties hereto are entitled at law or in equity.

9.13      WAIVER OF JURY TRIAL

EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER RELATED DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

(Signature pages follow)

IN WITNESS WHEREOF, the undersigned have executed this Stock Purchase Agreement as of the day and year first above written.

COMPANY: SOUTHWEST ELECTRONIC ENERGY CORPORATION

By:	/s/ Claude Leonard Benckenstein
Name: Claude Leonard Benckenstein Title: Chief Executive Officer

Signature Page to Stock Purchase Agreement

BUYER: ULTRALIFE CORPORATION

By:	/s/ Philip A. Fain
Name: Philip A. Fain
Title: Chief Financial Officer & Treasurer

Signature Page to Purchase Agreement

SHAREHOLDER:

/s/ Claude Leonard Benckenstein
Claude Leonard Benckenstein

SELLER: SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE

By:	/s/ Claude Leonard Benckenstein
Name: Claude Leonard Benckenstein
Title:	Chairman

Signature Page to Purchase Agreement

Exhibit A

Calculation of Working Capital

[Intentionally omitted]

Exhibit B

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Escrow Agreement”) is made as of May 1, 2019 by and among Ultralife Corporation, a Delaware corporation (“Party A”), Southwest Electronic Energy Medical Research Institute, a Texas non-profit corporation (“Party B”) (each an “Interested Party” and together, the “Interested Parties”) and KeyBank National Association (“KBNA”) (the Escrow Agent”).

RECITALS

A.     The Interested Parties have entered into an agreement (the “Parties’ Agreement”), dated May 1, 2019.

B.     The Parties’ Agreement provides for the delivery into escrow of the sum of One Million and 00/100 Dollars ($1,000,000.00) (the principal amount thereof, in whatever form invested as provided herein, together with all interest and other proceeds earned thereon as well as on such interest and proceeds, is referred to as the “Escrow Funds”).

NOW THEREFORE, in consideration of the above recitals and the mutual covenants set forth in this Escrow Agreement, the parties agree as follows:

SECTION 1.	APPOINTMENT OF ESCROW AGENT.

The Interested Parties each hereby irrevocably appoint KBNA as Escrow Agent to receive, hold, administer, and deliver the Escrow Funds in accordance with this Escrow Agreement, and KBNA hereby accepts its appointment, all subject to and upon the terms and conditions set forth herein.

SECTION 2.	DEPOSIT OF ESCROW FUNDS.

On May 1, 2019, one or both Interested Parties will cause the sum of One Million and 00/100 Dollars ($1,000,000.00) to be transferred to the Escrow Agent.  The Escrow Agent shall administer the Escrow Funds in accordance with the express provisions of this Escrow Agreement, and shall not make, be required to make, or be liable in any manner for its failure to make, any determination under the Parties’ Agreement or any other agreement, including without limitation any determination whether either Interested Party has complied with the terms of the Parties’ Agreement or is entitled to payment or to any other right or remedy thereunder.

SECTION 3.	INVESTMENT OF CASH.

The Escrow Agent shall invest and re-invest the Escrow Funds in any money market fund operated by the Escrow Agent or its affiliates and that is jointly specified in writing from time to time by the Interested Parties. The Interested Parties agree that the Escrow Agent has no investment discretion, duty or responsibility for any investment made pursuant to this Escrow Agreement and further acknowledge and agree that Escrow Agent may receive and retain, as part of its compensation hereunder, any and all fees paid to it or its affiliates relating to any investment made. In the event that the money market fund specified by the Interested Parties is no longer available for investment and, after using commercially reasonable efforts, the Escrow Agent cannot obtain a joint written instruction from the Interested Parties regarding the investment of the Escrow Funds, the Escrow Agent shall have the right to invest the Escrow Funds in any money market fund operated by the Escrow Agent or its affiliates. Any investment income, interest, dividends, capital gains and other amounts earned or realized on the Escrow Funds (collectively, the “Earnings”) are to be reinvested in the account from which the income interest, dividends, capital gains and other amounts was earned until disbursed in accordance with Section 4. Any loss or expense incurred as a result of an investment will be borne by the Escrow Funds.

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SECTION 4.	ESCROW AGENT’S RIGHTS, DUTIES, RESPONSIBILITIES AND PROTECTIONS.

4.1 The Escrow Agent has been induced to accept its duties under this Escrow Agreement by the following terms and conditions:

(a)  Each Interested Party acknowledges and agrees that the Escrow Agent (i) shall not be responsible for the Parties’ Agreement or any other agreements referred to, related to or described therein or herein, or for determining or compelling compliance therewith, and shall not otherwise be bound thereby, (ii) shall be obligated only for the performance of such duties as are expressly and specifically set forth in this Escrow Agreement on its part to be performed, each of which is ministerial and shall not be construed to be fiduciary in nature, and no implied duties or obligations of any kind shall be read into this Escrow Agreement against or on the part of the Escrow Agent, (iii) shall not be obligated to take any legal or other action hereunder which might in its sole judgment involve or cause it to incur any expense or liability unless it shall have been furnished with acceptable indemnification, (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction (including, without limitation, wire transfer instructions, whether incorporated herein or provided in a separate written instruction), instrument, statement, certificate, request or other document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility or duty to make inquiry as to or to determine the genuineness, accuracy or validity thereof (or any signature appearing thereon), or of the authority of the person signing or presenting the same, and (v) may consult counsel satisfactory to it, including in-house counsel, and the opinion or advice of such counsel in any instance shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or advice of such counsel.

(b)  The Escrow Agent shall not be liable to anyone for any action taken or omitted to be taken by it hereunder except in the case of the Escrow Agent’s gross negligence or willful misconduct in breach of the express terms of this Escrow Agreement.  In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damage or loss (including but not limited to lost profits) whatsoever, even if the Escrow Agent has been informed of the likelihood of such loss or damage and regardless of the form of action.

(c)  The Escrow Agent shall have no more or less responsibility or liability on account of any action or omission of any book-entry depository, securities intermediary or any other agent employed by the Escrow Agent than any such book-entry depository, securities intermediary or other agent has to the Escrow Agent, except to the extent that such action or omission of any book-entry depository, securities intermediary or other agent was caused by the Escrow Agent’s own gross negligence or willful misconduct in breach of this Escrow Agreement.

(d)  The Escrow Agent is hereby authorized, in making or disposing of any investment under this Escrow Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or such affiliate is acting as a subagent of the Escrow Agent or for any third person or dealing as principal for its own account.

(e)  Notwithstanding any term appearing in this Escrow Agreement to the contrary, in no instance shall the Escrow Agent be required or obligated to make any distribution (or take other action that may be called for hereunder to be taken by the Escrow Agent) sooner than two  Business Days after (i) it has received the applicable documents required under this Escrow Agreement in good form, or (ii) passage of the applicable time period (or both, as applicable under the terms of this Escrow Agreement), as the case may be.  For all purposes of this Escrow Agreement a “Business Day” is a day the Escrow Agent is open for business.

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(f)   All deposits and payments hereunder shall be in U.S. dollars.

(g)  Escrow Agent shall make distributions from the Escrow Funds only as directed in writing by both Party A and Party B jointly.

SECTION 5.	COMPENSATION, EXPENSE REIMBURSEMENT INDEMNIFICATION AND LIEN.

(a)  The Interested Parties hereby agree to share equal responsibility for payment of the Escrow Agent’s fees and expenses hereunder. Notwithstanding the foregoing, each of the Interested Parties agrees, jointly and severally (i) to pay or reimburse the Escrow Agent for its attorney’s fees and expenses incurred in connection with the administration of this Escrow Agreement and (ii) to pay the Escrow Agent’s compensation for its normal services hereunder in accordance with the fee schedule attached hereto as Exhibit A and made a part hereof, which may be subject to change hereafter by the Escrow Agent on an annual basis.

(b)    Each of the Interested Parties agrees, jointly and severally, to reimburse the Escrow Agent on demand for all costs and expenses incurred in connection with the administration of this Escrow Agreement or the escrow created hereby or the performance or observance of its duties hereunder which are in excess of its compensation for normal services hereunder, including without limitation, payment of any legal fees and expenses incurred by the Escrow Agent in connection with resolution of any claim by any party hereunder or any other person.

(c)   Each of the Interested Parties covenants and agrees, jointly and severally, to indemnify the Escrow Agent (and its directors, officers and employees) and hold it (and such directors, officers and employees) harmless from and against any loss, liability, damage, cost and expense of any nature incurred by the Escrow Agent arising out of or in connection with this Escrow Agreement or with the administration of its duties hereunder, including but not limited to reasonable attorney’s fees, tax liabilities (other than income tax liabilities associated with the Escrow Agent’s fees), any liabilities or damages that may result from any inaccuracy or misrepresentation made in any tax certification provided to the Escrow Agent or filed by either Interested Party, and other costs and expenses of defending or preparing to defend against any claim of liability unless and except to the extent such loss, liability, damage, cost and expense shall be caused by the Escrow Agent’s gross negligence, or willful misconduct. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Escrow Agreement.

(d)   Notwithstanding anything herein to the contrary, the Escrow Agent shall have and is hereby granted a possessory, first priority lien on and security interest in the Escrow Funds, and all proceeds thereof, to secure payment of all amounts owing to it from time to time hereunder, whether now existing or hereafter arising. The Escrow Agent shall have the right to deduct from the Escrow Funds, and proceeds thereof, any such amounts so owing to it, upon one Business Day’s notice to the Interested Parties of its intent to do so.

SECTION 6.	RESIGNATION.

The Escrow Agent may at any time resign as Escrow Agent hereunder by giving 30 days’ prior written notice of resignation to the Interested Parties. Prior to the effective date of the resignation as specified in such notice, the Interested Parties shall agree on a mutually acceptable successor to the Escrow Agent. If no successor escrow agent is named as above provided, the Escrow Agent may apply to a court of competent jurisdiction for appointment of a successor escrow agent.

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SECTION 7.	DISPUTE RESOLUTION.

It is understood and agreed that, should any dispute arise with respect to the delivery, distribution ownership, right of possession, and/or disposition of the Escrow Funds, or should any claim be made upon the Escrow Agent or the Escrow Funds by a third party, the Escrow Agent upon receipt of notice of such dispute or claim is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability to anyone, all or any of the Escrow Funds until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Escrow Funds.

SECTION 8.	CONSENT TO JURISDICTION AND SERVICE.

Each of the Interested Parties hereby absolutely and irrevocably consents and submits to the jurisdiction of the courts in the State of Ohio and of any Federal court located in said state in connection with any actions or proceedings brought by them against the Escrow Agent or brought against the Interested Parties (or any of them) by the Escrow Agent arising out of or relating to this Escrow Agreement. In any such action or proceeding, the Interested Parties each hereby absolutely and irrevocably (i) waives any objection to jurisdiction or venue, (ii) waives personal service of any summons, complaint, declaration or other process, and (iii) agrees that the service thereof may be made by certified or registered first-class mail directed to such party, as the case may be, at their respective addresses in accordance with this Escrow Agreement.

SECTION 9.	WAIVER OF JURY TRIAL.

THE ESCROW AGENT AND THE INTERESTED PARTIES HEREBY WAIVE A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING IN ANY ACTION OR PROCEEDING BETWEEN THEM OR THEIR SUCCESSORS OR ASSIGNS, UNDER OR IN CONNECTION WITH THIS ESCROW AGREEMENT OR ANY OF ITS PROVISIONS OR ANY NEGOTIATIONS IN CONNECTION HEREWITH.

SECTION 10.	FORCE MAJEURE.

The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

SECTION 11.	NOTICES: WIRING INSTRUCTIONS.

(a)  Notice Addresses. Any notice permitted or required hereunder shall be in writing, and shall be sent (i) by personal delivery, overnight delivery by a recognized courier or delivery service, or (ii) mailed by registered or certified mail, return receipt requested, postage prepaid in each case to the parties at their address set forth below (or to such other address as any such party may hereafter designate by written notice to the other parties).

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If to Escrow Agent:

KeyBank National Association

100 Public Square, 9th Floor

Attention: Lee Ann Habinak

Fax: 800-642-5089

Email: lee_ann_habinak@keybank.com

If to Party A:

Ultralife Corporation

2000 Technology Parkway

Newark, New York 14513

Attention: Philip A. Fain, Chief Financial Officer and Treasurer

(315) 210-6110

pfain@ulbi.com

If to Party B:

Southwest Electronic Medical Research Institute

PO Box 848

Stafford TX 77497-0848

Attention: Claude Leonard Benckenstein

xxxxxxxxxxxxxxxxx

Notwithstanding the foregoing, notices addressed to the Escrow Agent shall be effective only upon receipt. If any notice or document is required to be delivered to the Escrow Agent and any other person, the Escrow Agent may assume without inquiry that each notice or document was received by such other person when it is received by the Escrow Agent.

(b) Wiring Instructions. Any funds to be paid to or by the Escrow Agent hereunder shall be sent by wire transfer pursuant to the following instructions (or by such method of payment and pursuant to such instruction as may have been given in advance and in writing to or by the Escrow Agent, as the case may be, in accordance with this Escrow Agreement):

If to Party A:

Bank: [name, city, state]

ABA #:

Acct. #:

Attn:

Ref:

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If to Party B:

Bank: [name, city, state]

ABA #:

Acct. #:

Attn:

Ref:

If to the Escrow Agent:

Bank: KeyBank NA

ABA : xxxxxxxxxx

Account Name: xxxxxxxxxx

Attn: Account Number: xxxxx

FCC: xxxxxxxxxxxxxx

SECTION 12. MISCELLANEOUS.

a)  Binding Effect; Successors. This Escrow Agreement shall be binding upon the respective parties hereto and their heirs, executors, successors and assigns. If the Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business (including the escrow contemplated by this Escrow Agreement) to, another corporation, the successor corporation without any further act shall be the successor Escrow Agent.

b)  Modifications. This Escrow Agreement may not be altered or modified without the express written consent of the parties hereto. No course of conduct shall constitute a waiver of any of the terms and conditions of this Escrow Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Escrow Agreement on one occasion shall not constitute a waiver of the other terms of this Escrow Agreement, or of such terms and conditions on any other occasion. Notwithstanding any other provision hereof, consent to an alteration or modification of this Escrow Agreement may not be signed by means of an e-mail address.

c)  Governing Law. THIS ESCROW AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF OHIO.

d)  Reproduction of Documents. This Escrow Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

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e)  Counterparts and Facsimile Execution. This Escrow Agreement may be executed in several counterparts, each of which shall be deemed to be one and the same instrument. The exchange of copies of this Escrow Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Escrow Agreement as to the parties and may be used in lieu of the original Escrow Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

(f)  Customer Identification Program. Each of the Interested Parties acknowledge receipt of the notice set forth on Exhibit B attached hereto and made part hereof and that information may be requested to verify their identities.

(g)  Tax Matters. Party A shall be treated as the owner of the Escrow Funds for all tax purposes unless and until all or any portion of the Escrow Funds is disbursed to Party B pursuant to the terms of this Escrow Agreement and the Parties’ Agreement. All interest or other income earned by the Escrow Funds shall be allocated to Party A to the extent permitted by applicable law and reported, by the Escrow Agent to the Internal Revenue Service, or any other taxing authority, on IRS Form 1099 (or other appropriate form) as income earned from the Escrow Funds by Party A, whether or not such income has been distributed during such year. All other tax reporting (Federal, State, local or otherwise) associated with or arising from the administration or investment of the Escrow Funds shall be the responsibility of Party A.

(h)  Severability. Any provision of this Escrow Agreement that is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions hereof, and its prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable the same provision in any other jurisdiction. It is expressly understood, however, that the parties hereto intend every provision of this Escrow Agreement to be valid and enforceable and hereby knowingly waive all rights to object to any provision of this Escrow Agreement.

[Signature Page to Follow]

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IN WITNESS WHEREOF, each of the parties has caused this Escrow Agreement to be duly executed and delivered in its name and on its behalf as of the 1st day of May, 2019.

Party A ULTRALIFE CORPORATION

By:	/s/ Philip A. Fain
Name: Philip A. Fain Title: Chief Financial Officer and Treasurer

Party B SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE

By:	/s/ Claude Leonard Benckenstein
Name: Claude Leonard Benckenstein
Title: Chairman

Escrow Agent KEYBANK NATIONAL ASSOCIATION

By:	/s/ Lee Ann Habinak
Name:	Lee Ann Habinak
Title:	Vice President

EXHIBIT C

GENERAL RELEASE

This GENERAL RELEASE, effective as of the date of execution (this “General Release”), by SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE (the “Seller”) and CLAUDE LEONARD BENCKENSTEIN, JR. (together with the Seller, the “Seller Parties”) in favor of the Released Party (as defined below) is delivered pursuant to the Closing under that certain Stock Purchase Agreement dated as of May 1, 2019 (the “Purchase Agreement”), by and among SOUTHWEST ELECTRONIC ENERGY CORPORATION, a Texas corporation (the “Company”), the Seller Parties, and ULTRALIFE CORPORATION, a Delaware corporation (“Ultralife”).

WHEREAS, the consummation of the transactions contemplated by the Purchase Agreement is conditioned upon the execution of this General Release.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Effective as of the Closing, each of the Seller Parties, for themselves and, as applicable, on behalf of their respective owners, members, managers, officers, successors, assigns, heirs, beneficiaries and indirect and direct affiliates (which shall include, for the avoidance of doubt, Benckenstein Partners Ltd., CLB Inc., and the Southwest Electronic Energy Profits Plan) (collectively, the “Releasing Parties”), hereby fully and finally releases, acquits and forever discharges Ultralife and each of its officers, directors, managers, owners, members, representatives, employees, agents, affiliates, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors and personal representatives of the foregoing (collectively, the “Released Party”), from any and all actions, causes of action (whether class, derivative or individual in nature, for indemnity or otherwise), suits, debts, claims, counterclaims, demands, liens, commitments, contracts, agreements, promises, liabilities, demands, damages, losses, costs, expenses and compensation of any kind or nature whatsoever, known or unknown, suspected or unsuspected, fixed or contingent, past, present or future, in law or in equity (each a “Claim” and collectively the “Claims”), which the Releasing Parties had, have or may have had at any time to the date of this General Release against the Released Party to the extent relating to the Releasing Parties’ current or previous ownership of the Purchased Shares (as defined in the Purchase Agreement) and/or or any other current or previous ownership interest in the Company; provided, that, this General Release shall not constitute a waiver of any (a) Claims enforcing exculpatory or indemnification provisions set forth in the organizational documents of the Company or available under applicable Law (except with respect to Claims arising out of or in connection with a breach of the Purchase Agreement or any agreement, document, schedule, instrument, or certificate contemplated by the Purchase Agreement by a Releasing Party in the Releasing Party’s capacity as an officer or director) and (b) rights to full and complete payment for the Shares in accordance with the Purchase Agreement and other Claims and/or other rights under the Purchase Agreement or any agreement, document, schedule, instrument or certificate contemplated by the Purchase Agreement.

This General Release shall be construed under, and interpreted in accordance with, the laws of the State of Texas as they exist on the day this General Release is executed, without giving effect to the choice or conflicts of laws provisions thereof.  The Releasing Parties acknowledge and agree that the Released Party is an intended third party beneficiary of this General Release, and that this General Release shall be binding upon the Releasing Parties and shall inure to the benefit of, and be enforceable by, the Released Party.  Along with the Purchase Agreement or any agreement, document, schedule, instrument or certificate contemplated by the Purchase Agreement, this General Release constitutes the entire understanding and agreement with respect to the subject matter hereof.  This General Release may not be modified or amended except in a writing signed by all of the Releasing Parties and the Released Party.  All capitalized terms not otherwise defined herein shall be ascribed the meaning set forth in the Purchase Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of May 1, 2019.

RELEASING PARTIES:

SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE

By:	/s/ Claude Leonard Benckenstein
Name: Claude Leonard Benckenstein
Title: Chairman

/s/ Claude Leonard Benckenstein
Claude Leonard Benckenstein

ACKNOWLEDGED AND AGREED:

ULTRALIFE CORPORATION

By: /s/ Philip A. Fain

Name: Philip A. Fain

Title:  Chief Financial Officer & Treasurer

Exhibit D

NON-COMPETITION, NON-SOLICITATION AND

CONFIDENTIALITY AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT (this “Agreement”) is made the 1st day of May, 2019, by and between SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE (“SWEMRI”) and SOUTHWEST ELECTRONIC ENERGY CORPORATION, a Texas corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, SWEMRI hereby understands, acknowledges, and agrees that the Company is engaged in the operation of developing and supplying advanced battery solutions, including battery packs, battery chargers, and electro-magnetic assemblies (the “Business”) and that the Company is conducting the Business throughout North America (the “Territory”); and

WHEREAS, prior to March 28, 2019, Claude Leonard Benckenstein, Jr. (“Benckenstein”) was the sole owner of the Company;

WHEREAS, Benckenstein elected to voluntarily transfer all of his interests in the Company to SWEMRI on March 28, 2019; and

WHEREAS, SWEMRI, as a result of Benckenstein’s transfer of ownership of the Company, will receive significant consideration in connection with the closing of the transactions contemplated by that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of May 1, 2019, between the Company, SWEMRI, Benckenstein and Ultralife Corporation, a Delaware corporation (the “Purchaser”); and

WHEREAS, as a current and/or recent owner of the Company, each of SWEMRI and Benckenstein have obtained extensive and valuable knowledge, technical expertise, and confidential and proprietary information and data concerning the Business; and

WHEREAS, SWEMRI’s entry into this Agreement is essential to preserve the value of the Company, the Business, and the assets and properties being acquired by the Purchaser in connection with the transactions contemplated by the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.      Restrictive Covenants. During the period beginning on the date of the Purchase Agreement and ending on the fifth anniversary of the Closing Date (the “Term”), SWEMRI shall not, anywhere in the Territory, for itself or through or on behalf of any other Person (other than the Company), whether as a partner, consultant, advisor, creditor, or otherwise:

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(a)     engage in, participate in, or acquire any financial or beneficial interest in (which, for the avoidance of doubt, will include employment with or engagement as an independent contractor for) any Competitive Business; provided, however, that nothing in this Agreement or the Purchase Agreement shall prevent SWEMRI from owning as a passive investment less than 2% of the issued and outstanding shares of the capital stock (or other equity ownership interests) of a publicly-held company if SWEMRI is not otherwise associated directly or indirectly with such company or any affiliate of such company;

(b)      encourage, induce, attempt to induce, solicit, or attempt to solicit any individual who is an employee of the Company as of the date hereof, or becomes an employee of the Company at any time during the Term (each, a “Specified Employee”) to leave his or her employment with the Company (it being understood and agreed that the placement of general advertisements that are not targeted directly or indirectly towards a Specified Employee shall not be deemed to be a breach of this Agreement);

(c)      hire or attempt to hire any Specified Employee;

(d)      provided however, that nothing in this Agreement shall prohibit or prevent SWEMRI from soliciting and/or employing Pamela Daniel; or

(e) encourage, induce, attempt to induce, solicit, or attempt to solicit any customer, distributor, vendor, marketer, or sponsor of the Company to cease or materially negatively alter its customer, distributor, vendor, marketer, or sponsor relationship with the Company, as the case may be, with respect to the Business.

2.       Confidentiality. Until the fifth anniversary of the Closing Date, SWEMRI agrees that, without the prior written consent of the Purchaser, (i) it shall keep confidential all confidential, non-public or proprietary information and materials regarding the Purchaser, the Company and their respective Affiliates (except to the extent that: (a) disclosure of such information is required by applicable law, (b) such information becomes available to SWEMRI after the Closing Date from a source (which is not known by SWEMRI to have made the disclosure in violation of any confidentiality obligations), or (c) such information becomes publicly known except through the actions or inactions of SWEMRI in violation of this Agreement); (ii) it shall take reasonable and appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft, in each case at the Purchaser’s or the Company’ expense; and (iii) in the event that SWEMRI is required by (or requested by a Governmental Authority with competent jurisdiction under) applicable law to disclose any such information, SWEMRI shall, to the extent permitted by applicable law, promptly notify the Purchaser in writing, which notification shall include the nature of the legal requirement or request and the extent of the required disclosure, and shall reasonably cooperate with the Purchaser, at the Purchaser’s sole cost and expense, to preserve the confidentiality of such information consistent with applicable law.

3.      Acknowledgement by SWEMRI. SWEMRI acknowledges and agrees that the restrictions, covenants and limitations set forth in Sections 1 and 2 above are reasonable and properly required for the adequate protection of the business and affairs of the Company and the Purchaser.

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4.      Partial Invalidity; Severability. In the event that any court of competent jurisdiction determines that any of the provisions of Sections 1 or 2 of this Agreement are void and unenforceable, such court shall have the right, and is authorized by SWEMRI, to modify such terms or provisions so as to render the remaining or modified terms or provisions of Sections 1 or 2 valid and enforceable to the maximum extent possible and, as so modified, to enforce this Agreement in accordance with its terms. If any provision in Sections 1 or 2 of this Agreement shall be held to be excessively broad, it should be limited to the extent necessary to comply with applicable law. If any provision of this Agreement shall, notwithstanding the preceding sentence, be held to be unenforceable, such unenforceability shall not affect or render invalid any other provision of this Agreement.

5.      Return of Confidential Information. Upon the closing of the Purchase Agreement, all documents, records, notebooks, computer or electronic files, tapes and repositories containing or reflecting any Confidential Information in SWEMRI’s possession or control, whether prepared by SWEMRI or others, shall be promptly delivered to the Company.

6.      Injunctive Relief. SWEMRI acknowledges and agrees that any breach by SWEMRI of this Agreement will result in irreparable damage and harm to the Company for which there would be no adequate remedy at law. In the event of any breach or attempted or threatened breach of this Agreement by SWEMRI, the Company shall be entitled to an injunction or other equitable relief to enjoin SWEMRI from further breaches or attempted or threatened breaches, and SWEMRI waives any requirement that any bond be obtained or posted in connection therewith. The right of the Company to obtain such equitable relief shall be in addition to any other remedies available to the Company under law (including, without limitation, monetary damages).

7.      Miscellaneous.

7.1       Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements, understandings and commitments with respect thereto, whether oral or written. No course of prior dealings or future dealings between the parties and no usage of trade shall be relevant or admissible to supplement, explain or vary any of the provisions of this Agreement.

7.2      Amendments. This Agreement may not be amended or terminated or any performance or condition waived in whole or in part except by a writing signed by the party against whom enforcement of the amendment, termination or waiver is sought.

7.3       Assignment. This Agreement shall be binding upon and inure to the benefit of the legal representatives, successors and assigns of the parties hereto (provided, however, that SWEMRI shall not have the right to assign this Agreement or its obligations hereunder).

7.4      Captions. The captions used in this Agreement are solely for convenience of reference and shall not be considered in the construction or interpretation of any term or provision hereof.

7.5       Defined Terms. All capitalized terms used in this Agreement but not otherwise defined herein are given the meanings set forth in the Purchase Agreement.

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7.6       Expenses. The prevailing party in any litigation arising in connection with this Agreement shall be entitled to recover all of its out-of-pocket expenses incurred in connection with such litigation, including, without limitation, reasonable attorneys’ fees from the other party.

7.7       Beneficiaries. This Agreement is intended to benefit the Purchaser and its Affiliates and this Agreement may be enforced by any or each of them as if it were a party hereto.

7.8       Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflicts of laws.

7.9       Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed counterpart signature page of the Agreement by facsimile, .pdf or other electronic imaging means will be effective as delivery of a manually executed counterpart of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY: SOUTHWEST ELECTRONIC ENERGY CORPORATION

By:	/s/ Linda S. Saunders
Name:	Linda S. Saunders
Title:	Vice President of Finance

5

SOUTHWEST ELECTRONIC ENERGY MEDICAL RESEARCH INSTITUTE

By:	/s/ Claude Leonard Benckenstein
Name:	Claude Leonard Benckenstein
Title:	Chairman

NON-COMPETITION, NON-SOLICITATION AND

CONFIDENTIALITY AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT (this “Agreement”) is made the 1st day of May, 2019, by and between CLAUDE LEONARD BENCKENSTEIN, (“Benckenstein”) and SOUTHWEST ELECTRONIC ENERGY CORPORATION, a Texas corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Benckenstein hereby understands, acknowledges, and agrees that the Company is engaged in the operation of developing and supplying advanced battery solutions, including battery packs, battery chargers, and electro-magnetic assemblies (the “Business”) and that the Company is conducting the Business throughout North America (the “Territory”); and

WHEREAS, prior to March 28, 2019, Claude Leonard Benckenstein, Jr. (“Benckenstein”) was the sole owner of the Company;

WHEREAS, Benckenstein elected to voluntarily transfer all of his interests in the Company to SWEMRI on March 28, 2019;

WHEREAS, SWEMRI, as a result of Benckenstein’s transfer of ownership of the Company, will receive significant consideration in connection with the closing of the transactions contemplated by that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of May 1, 2019, between the Company, SWEMRI, Benckenstein and Ultralife Corporation, a Delaware corporation (the “Purchaser”); and

WHEREAS, as a current and/or recent owner of the Company, each of SWEMRI and Benckenstein have obtained extensive and valuable knowledge, technical expertise, and confidential and proprietary information and data concerning the Business; and

WHEREAS, Benckenstein’s entry into this Agreement is essential to preserve the value of the Company, the Business, and the assets and properties being acquired by the Purchaser in connection with the transactions contemplated by the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

8.      Restrictive Covenants.  During the period beginning on the date of the Purchase Agreement and ending on the fifth anniversary of the Closing Date (the “Term”), Benckenstein shall not, anywhere in the Territory, for himself or through or on behalf of any other Person (other than the Company), whether as an officer, director, employee, seller, partner, consultant, advisor, creditor, or otherwise:

a.      engage in, participate in, or acquire any financial or beneficial interest in (which, for the avoidance of doubt, will include employment with or engagement as an independent contractor for) any Competitive Business; provided, however, that nothing in this Agreement or the Purchase Agreement shall prevent Benckenstein from owning as a passive investment less than 2% of the issued and outstanding shares of the capital stock (or other equity ownership interests) of a publicly-held company if Benckenstein is not otherwise associated directly or indirectly with such company or any affiliate of such company;

b.      encourage, induce, attempt to induce, solicit, or attempt to solicit any individual who is an employee of the Company as of the date hereof, or becomes an employee of the Company at any time during the Term (each, a “Specified Employee”) to leave his or her employment with the Company (it being understood and agreed that the placement of general advertisements that are not targeted directly or indirectly towards a Specified Employee shall not be deemed to be a breach of this Agreement);

c.      hire or attempt to hire any Specified Employee;

d.      provided however, that nothing in this Agreement shall prohibit or prevent SWEMRI from soliciting and/or employing Pamela Daniel; or

e.     encourage, induce, attempt to induce, solicit, or attempt to solicit any customer, distributor, vendor, marketer, or sponsor of the Company to cease or materially negatively alter its customer, distributor, vendor, marketer, or sponsor relationship with the Company, as the case may be, with respect to the Business.

9.      Confidentiality.  Until the fifth anniversary of the Closing Date, Benckenstein agrees that, without the prior written consent of the Purchaser, (i) he shall keep confidential all confidential, non-public or proprietary information and materials regarding the Purchaser, the Company and their respective Affiliates (except to the extent that: (a) disclosure of such information is required by applicable law, (b) such information becomes available to Benckenstein after the Closing Date from a source (which is not known by Benckenstein to have made the disclosure in violation of any confidentiality obligations), or (c) such information becomes publicly known except through the actions or inactions of Benckenstein in violation of this Agreement); (ii) he shall take reasonable and appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft, in each case at the Purchaser’s or the Company’ expense; and (iii) in the event that Benckenstein is required by (or requested by a Governmental Authority with competent jurisdiction under) applicable law to disclose any such information, Benckenstein shall, to the extent permitted by applicable law, promptly notify the Purchaser in writing, which notification shall include the nature of the legal requirement or request and the extent of the required disclosure, and shall reasonably cooperate with the Purchaser, at the Purchaser’s sole cost and expense, to preserve the confidentiality of such information consistent with applicable law.

10.     Acknowledgement by Benckenstein.  Benckenstein acknowledges and agrees that the restrictions, covenants and limitations set forth in Sections 1 and 2 above are reasonable and properly required for the adequate protection of the business and affairs of the Company and the Purchaser.

11.     Partial Invalidity; Severability.  In the event that any court of competent jurisdiction determines that any of the provisions of Sections 1 or 2 of this Agreement are void and unenforceable, such court shall have the right, and is authorized by Benckenstein, to modify such terms or provisions so as to render the remaining or modified terms or provisions of Sections 1 or 2 valid and enforceable to the maximum extent possible and, as so modified, to enforce this Agreement in accordance with its terms.  If any provision in Sections 1 or 2 of this Agreement shall be held to be excessively broad, it should be limited to the extent necessary to comply with applicable law.  If any provision of this Agreement shall, notwithstanding the preceding sentence, be held to be unenforceable, such unenforceability shall not affect or render invalid any other provision of this Agreement.

12.     Return of Confidential Information.  Upon the closing of the Purchase Agreement, all documents, records, notebooks, computer or electronic files, tapes and repositories containing or reflecting any Confidential Information in Benckenstein’s possession or control, whether prepared by Benckenstein or others, shall be promptly delivered to the Company.

13.     Injunctive Relief.  Benckenstein acknowledges and agrees that any breach by Benckenstein of this Agreement will result in irreparable damage and harm to the Company for which there would be no adequate remedy at law.  In the event of any breach or attempted or threatened breach of this Agreement by Benckenstein, the Company shall be entitled to an injunction or other equitable relief to enjoin Benckenstein from further breaches or attempted or threatened breaches, and Benckenstein waives any requirement that any bond be obtained or posted in connection therewith.  The right of the Company to obtain such equitable relief shall be in addition to any other remedies available to the Company under law (including, without limitation, monetary damages).

14.     Miscellaneous.

14.1      Entire Agreement.  This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements, understandings and commitments with respect thereto, whether oral or written.  No course of prior dealings or future dealings between the parties and no usage of trade shall be relevant or admissible to supplement, explain or vary any of the provisions of this Agreement.

14.2      Amendments.  This Agreement may not be amended or terminated or any performance or condition waived in whole or in part except by a writing signed by the party against whom enforcement of the amendment, termination or waiver is sought.

14.3      Assignment.  This Agreement shall be binding upon and inure to the benefit of the legal representatives, successors and assigns of the parties hereto (provided, however, that Benckenstein shall not have the right to assign this Agreement or his obligations hereunder).

14.4      Captions.  The captions used in this Agreement are solely for convenience of reference and shall not be considered in the construction or interpretation of any term or provision hereof.

14.5      Defined Terms.  All capitalized terms used in this Agreement but not otherwise defined herein are given the meanings set forth in the Purchase Agreement.

14.6      Expenses.  The prevailing party in any litigation arising in connection with this Agreement shall be entitled to recover all of its out-of-pocket expenses incurred in connection with such litigation, including, without limitation, reasonable attorneys’ fees from the other party.

14.7      Beneficiaries.  This Agreement is intended to benefit the Purchaser and its Affiliates and this Agreement may be enforced by any or each of them as if it were a party hereto.

14.8      Governing Law and Venue.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflicts of laws.

14.9      Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  Delivery of an executed counterpart signature page of the Agreement by facsimile, .pdf or other electronic imaging means will be effective as delivery of a manually executed counterpart of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

SOUTHWEST ELECTRONIC ENERGY
CORPORATION

By:	/s/ Linda S. Saunders
Name: Linda S. Saunders
Title: Vice President of Finance

BENCKENSTEIN:

/s/ Claude Leonard Benckenstein
Claude Leonard Benckenstein

Omitted Exhibits and Schedules Disclosure List

The following list briefly identifies the contents of the Exhibits and Schedules to the foregoing Stock Purchase Agreement which have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

The Registrant agrees to furnish to the Securities and Exchange Commission, to supplement and upon request, a copy of any of the following omitted Exhibits and Schedules.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms by the foregoing Stock Purchase Agreement.

1.	Schedule 3.2 – Contains two contracts to which the Company is a party that will result in a default of the Company’s obligations thereunder due to the Transaction.

2.	Schedule 3.3 – Contains a statement regarding the validity of the Company’s repurchase of its common stock which are now held as treasury stock.

3.	Schedule 3.4 – Contains the name of a Subsidiary of the Company.

4.	Schedule 3.5(a) – Contains consolidated financial statements of the Company as of March 31st of the years 2016, 2017, 2018, 2019, and December 31, 2018.

5.	Schedule 3.6 – Contains a statement that the Company has no undisclosed material liabilities.

6.	Schedule 3.7 – Contains a statement that the Company has no Indebtedness outstanding.

7.	Schedule 3.8 – Contains a statement regarding the expiration of a material contract to which the Company is a party and currently negotiating renewal.

8.	Schedule 3.9 – Contains a list of any pending and threatened Legal Proceeding against the Company.

9.	Schedule 3.11 – Contains a list of all personal property of the Company necessary for its operations with a value of at least Twenty-Five Thousand Dollars ($25,000).

10.	Schedule 3.12 – Contains a list of all Company Intellectual Property including all registered patents and trademarks.

11.

Schedule 3.13 – Contains a list of: (i) contracts and supply agreements in excess of Twenty-Five Thousand Dollars ($25,000) annually which are not cancellable by the Company without penalty on less than thirty (30) days’ notice; (ii) contracts of the Company involving fixed pricing or fixed volume arrangements; (iii) acquisition, merger, or similar agreements; (iv) contracts with any Governmental Authority; (v) contracts providing for indemnification of any person by the Company (excluding customer and vendor contracts entered into in the ordinary course of business); and, (vi) contracts entered into in connection with the resolution of any action pursuant to which the Company has any ongoing payment obligation.

12.	Schedule 3.14(a) – Contains a statement regarding a storm water general permit that the Company must obtain.

13.	Schedule 3.15 – Contains a list of all insurance policies of the Company currently in effect.

14.	Schedule 3.16 – Contains a list of all Employee Benefit Plans.

15.

Schedule 3.17(b) – Contains a statement that there are no Legal Proceedings pending against the Company by any Governmental Authority in connection with the employment of any current or former employee.

16.	Schedule 3.17(d) – Contains a list of officers of the Company who presently intend to terminate their employment.

17.	Schedule 3.19 – Contains a list of any Affiliate of the Company that is currently a party to a contract with the Company.

18.	Schedule 3.20(b) – Contains a list of Environmental Permits in which the Company is in material compliance for the ownership and operation of its business.

19.	Schedule 3.20(d) – Contains a statement regarding environmental conditions identified.

20.	Schedule 3.20(e) – Contains a list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company.

21.

Schedule 3.22 – Contains a list of top ten (10) suppliers from whom the Company makes annual purchases exceeding Twenty-Five Thousand Dollars ($25,000) for the calendar year ended December 31, 2018 or reasonably expected to exceed such amount for the fiscal year ended December 31, 2019.

22.	Schedule 3.23 – Contains a list of any potential liability arising out of any injury to individuals or property as a result of Inventory sold by the Company.

23.	Schedule 3.24(a) – Contains a list of all real property owned by the Company and/or its Subsidiaries.

24.	Schedule 4.1 – Contains a statement regarding the Seller’s full right, authority and power to enter into this Stock Purchase Agreement.

25.	Schedule 4.2 – Contains a statement regarding the Seller as sole record and beneficial owner of the Shares.

26.	Schedule 6.7(d) – Contains a statement regarding the consent of the Company to the assignment of certain lease agreements post-closing.

27.	Exhibit 3.11 – Contains a list of equipment leased by the Company.

28.	Exhibit 3.12 – Contains a list of domain names of the Company.

29.	Exhibit 6.7(d) – Contains a list of lease agreements to be assigned by the Company post-closing.

30.	Exhibit A – Contains the calculation of estimated Working Capital used in the determination of the Closing Net Purchase Price.